Exhibit 99.1

HUTCHMED Reports 2026 Interim Results

— China product sales recovery continues led by ELUNATE® and SULANDA® with over 40% growth each —

— FRUZAQLA® ex-US sales driving growth – now approved or launched in 41 countries —

— Strong progress in ATTCs, a source of novel drug candidates with broad therapeutic potential —

Hong Kong, Shanghai & Florham Park, NJ — Thursday, July 30, 2026: HUTCHMED (China) Limited (“HUTCHMED”, the “Company” or “we”) (Nasdaq/AIM:HCM; HKEX:13) today reports its financial results for the six months ended June 30, 2026 and provides updates on key clinical and commercial developments.

All amounts are expressed in US dollars unless otherwise stated. A glossary of abbreviations is on page 36.

Global sales growth driven by China rebound and FRUZAQLA® geographical expansion

●	In-market sales from key China commercial products up over 40% compared to the first half of 2025. ELUNATE® (fruquintinib in China) up 41% to $60.8 million as it expanded reimbursement coverage for endometrial cancer and was approved for kidney cancer. SULANDA® up 45% to $18.4 million, boosted by upgraded recommendation in Chinese Society of Clinical Oncology guidelines for neuroendocrine tumors.
●	In-market sales of FRUZAQLA® (fruquintinib ex-China) ex-US up ~70% to $68.9 million during first half of 2026, alongside steady US sales, driven by the need for novel non-chemo treatment options in mCRC and ongoing positive experiences of oncologists in third line setting.
●	Profitability maintained amid higher R&D investment, with net income attributable to HUTCHMED at $15.9 million (H1-25: $455.0m including $416.3m gain on divestment of 45% of Shanghai Hutchison Pharmaceuticals Limited (SHPL)), which allowed the Company to maintain a strong cash balance of $1.37 billion.

Multiple first-in-class Antibody-Targeted Therapy Conjugate (ATTC) candidates in clinical trials

●	Initiated clinical trial of HMPL-A251 (PI3K/PIKK-HER2) in December 2025 and of HMPL-A580 (PI3K/PIKK-EGFR) in March 2026 and presented preclinical data at American Association for Cancer Research Annual Meeting. Both ATTCs are progressing through dose escalation as planned.
●	HMPL-A830 clinical trial application approved in July 2026, based on a different ATTC payload platform.

Regulatory and clinical achievements across late-stage clinical portfolio

●	New Drug Application (NDA) approval of ELUNATE® with sintilimab for second-line kidney cancer in China in May 2026, supported by FRUSICA-2 Phase III data showing median progression-free survival (PFS) of 22.2 months vs. 6.9 months in control group.
●	NDA acceptance of sovleplenib for warm autoimmune hemolytic anemia (wAIHA) in China in April 2026, supported by ESLIM-02 Phase III data presented at European Hematology Association Congress with durable response rate of 66.0%, along with NDA acceptance for immune thrombocytopenia (ITP) in China in February 2026; both wAIHA and ITP indications received priority review status.

●	Positive SACHI Phase III data of ORPATHYS® in combination with TAGRISSO® (osimertinib) sub-group analysis published in The Lancet in January 2026 with median overall survival (OS) of 22.9 months vs. 7.9 months with chemotherapy. NDA approval for third-line MET-amplified gastric cancer in China in June 2026, supported by Phase II data presented at American Society of Clinical Oncology Annual Meeting with objective response rate of 32.3%.
●	Positive pivotal Phase II data of fanregratinib (FGFR inhibitor) in intrahepatic cholangiocarcinoma presented at European Society for Medical Oncology Gastrointestinal Cancers Congress.
●	Initiated Phase III trial of HMPL-760 (BTK inhibitor) in combination with rituximab and chemotherapy for second-line diffuse large B-cell lymphoma in March 2026.

HUTCHMED to host results webcasts today at 8:00 a.m. EDT / 1:00 p.m. BST / 8:00 p.m. HKT in English on Thursday, July 30, 2026, and tomorrow at 8:30 a.m. HKT in Chinese (Putonghua) on Friday, July 31, 2026. After registration, investors may access the live webcast at www.hutch-med.com/event.

Dr Dan Eldar, Non-executive Chairman of HUTCHMED, said, “HUTCHMED has a clear strategic focus: to build a globally competitive oncology portfolio anchored by differentiated innovation. This future is shaped by our global first-in-class Antibody-Targeted Therapy Conjugate (ATTC) novel payload platforms and other emerging large-molecule modalities. These give us multiple opportunities to pursue first-in-class or best-in-class assets, with potential to be used in combination with standard-of-care or newer medicines, in turn conferring front-line treatment prospects. As these programs advance, multinational partnerships – some presently under discussion – can provide important external validation, broaden development reach and accelerate access to major international markets. We will continue to invest in our world-class R&D organization and deploy our resources in areas where HUTCHMED can create significant impact on the lives of patients globally, harnessing the most advanced scientific modalities, while creating commercial and shareholder value.”

Mr Johnny Cheng, Acting Chief Executive Officer and Chief Financial Officer of HUTCHMED, said, “Strong in-market sales growth from ELUNATE® and SULANDA® in the first half reflects the impact of last year’s streamlining of our salesforce, enhancing productivity with more focused marketing strategies, as we structured our commercial organization to meet the changing China market regulatory guidelines for a sustainable future. We are accelerating ATTC development and strengthening discovery operations through expanding talent and AI capabilities. We are also pursuing business development discussions with multinational partners to expedite global development and commercialization of our most promising programs.”

Dr Weiguo Su, Chief Executive Officer (currently on leave of absence) and Chief Scientific Officer of HUTCHMED, said, “The acceptance by the NMPA of the NDA filings for sovleplenib in ITP and wAIHA during the first half of 2026 reflects the strength of the clinical data package, supporting its potential for regulatory and commercial success. Sovleplenib once again attests to the importance of target selectivity, differentiating efficacy and toxicity profiles of our assets. Our ATTC drug candidates are guided by the same principles, designed to navigate our proprietary potent small-molecule targeted therapy payloads to tumor cells while sparing healthy tissues and decreasing side-effects. Pre-clinical data has shown encouraging tumor shrinkage as compared to standard-of-care treatments and emerging therapies recently launched or in development. With three highly novel molecules from two ATTC payload platforms progressing through or about to start first-in-human clinical development, and additional candidates advancing behind them, we are building a science-driven pipeline designed to translate differentiated biology into meaningful clinical benefit.”

2026 Interim Results & Business Updates

I. COMMERCIAL OPERATIONS

There was a strong rebound in China in-market sales, achieving $94.4 million in H1 2026, up 32% vs H1 2025 ($71.6 million) as our sales team continues to improve productivity. This contributed to total in-market sales for oncology products of $279.8 million in H1 2026 (H1-25: $234.4 million).

ELUNATE® in-market sales were up 41% to $60.8 million, successfully expanded NRDL coverage to include 2L EMC with pMMR in combination with sintilimab. It also renewed coverage in metastatic CRC for patients who have been previously treated with chemotherapy, and those who have previously received or are not suitable for receiving anti-VEGF or anti-EGFR (RAS wild-type).

SULANDA® in-market sales were up 45% to $18.4 million, driven by an update to Chinese Society of Clinical Oncology guidelines upgrading the usage for SULANDA® in neuroendocrine tumors to the highest Level I recommendation standard over competing SSA products. It also benefited from shifting marketing strategies to focus on key hospitals.

FRUZAQLA® in-market sales growth was primarily driven by sales outside the US, which had growth of ~70%, contributed by approvals or launches in 41 countries to date, including securing reimbursement in France in Q1 2026 and late 2025 launches in Portugal, Belgium, South Korea and Mexico. This helped boost global in-market sales to $185.4 million.

Total consolidated revenue for oncology products increased 23% to $121.4 million as compared to H1 2025, primarily due to strong in-market sales growth in ELUNATE® and SULANDA®.

Other Oncology/Immunology revenue, consisting of upfront, regulatory milestones, R&D services and licensing revenue was $40.9 million, including an $18.1 million milestone payment from Eli Lilly, triggered by China approval for 2L RCC. Other Ventures revenue, mainly from prescription drug distribution was $116.0 million, leading to total consolidated revenue of $278.3 million.

($ in millions)	In-market Sales*			Consolidated Revenue**
	H1 2026	H1 2025	%Change (CER)	H1 2026	H1 2025	%Change (CER)
FRUZAQLA®	$185.4	$162.8	+14%(+14%)	$43.1	$43.1	— —
ELUNATE®	$60.8	$43.0	+41%(+33%)	$47.1	$33.6	+40%(+32%)
SULANDA®	$18.4	$12.7	+45%(+37%)	$18.4	$12.7	+45%(+37%)
ORPATHYS®	$15.7	$15.2	+3%(-3%)	$13.3	$9.0	+48%(+39%)
TAZVERIK®***	$(0.5)	$0.7	— —	$(0.5)	$0.7	— —
Oncology Products	$279.8	$234.4	+19%(+17%)	$121.4	$99.1	+23%(+18%)
Takeda upfront, regulatory milestones and R&D services				$20.7	$29.5	-30%(-30%)
Other revenue (R&D services and licensing)				$20.2	$14.9	+35%(+35%)
Total Oncology/Immunology				$162.3	$143.5	+13%(+10%)
Other Ventures				$116.0	$134.2	-14%(-19%)
Total Revenue				$278.3	$277.7	— (-4%)

* FRUZAQLA®, ELUNATE® and ORPATHYS® mainly represent total sales to third parties as provided by Takeda, Eli Lilly and AstraZeneca, respectively.

** FRUZAQLA® represents manufacturing revenue and royalties paid by Takeda to HUTCHMED; ELUNATE® represents manufacturing revenue, promotion and marketing services revenue and royalties paid by Eli Lilly to HUTCHMED, and sales to other third parties invoiced by HUTCHMED; ORPATHYS® represents manufacturing revenue and royalties paid by AstraZeneca to HUTCHMED and sales to other third parties invoiced by HUTCHMED; SULANDA® and TAZVERIK® represent HUTCHMED’s sales of the products to third parties.

*** Ipsen is the Marketing Authorization Holder for TAZVERIK®, for which HUTCHMED acts as domestic agent/licensee. In March 2026 Ipsen voluntarily withdrew TAZVERIK® from all Ipsen markets, effective immediately, following emerging safety data from the ongoing SYMPHONY‑1 trial.

II. 2026 REGULATORY UPDATES

●	Savolitinib sNDA approved by NMPA in 3L MET-amplified GC in June 2026.
●	Savolitinib MAA approved (temporary authorization) by Swissmedic in combination with TAGRISSO® for 2L EGFRm NSCLC with MET amplification and/or overexpression in February 2026.
●	Fruquintinib sNDA approved by NMPA in combination with sintilimab for 2L RCC in May 2026.
●	Sovleplenib NDA accepted by NMPA for 2L wAIHA in April 2026.
●	Sovleplenib NDA resubmission accepted by NMPA for 2L ITP in February 2026.
●	Tazemetostat voluntary withdrawal by Ipsen in China in March 2026.

III. 2026 LATE-STAGE CLINICAL DEVELOPMENT ACTIVITIES

Savolitinib (ORPATHYS® in China), a highly selective oral inhibitor of MET

●	Expecting topline results in H2 2026 for SAFFRON and SANOVO, following full enrollment in H2 2025:
◾	SAFFRON global Phase III study for 2L/3L EGFRm NSCLC patients with MET amplification and/or overexpression could support global filings (NCT05261399).
◾	SANOVO China Phase III study for 1L EGFRm NSCLC patients with MET overexpression could support China filing (NCT05009836).
●	Published sub-group analysis of SACHI China Phase III study for 2L EGFRm NSCLC patients with MET amplification in The Lancet in January 2026, showing mOS of 22.9 months vs 7.9 months with chemotherapy (HR 0.32) when excluding control group patients who received subsequent MET inhibitor.
●	Presented and published positive China Phase II pivotal study data in 3L MET-amplified GC at ASCO 2026 and in Nature Medicine in June 2026, respectively, with IRC-assessed ORR of 32.3%, mPFS of 4.0 months and mOS of 6.9 months (NCT04923932).

Sovleplenib (HMPL-523), an investigative and highly selective oral inhibitor of Syk

●	Presented positive ESLIM-02 China Phase III study data in 2L wAIHA at EHA 2026 Congress in June 2026, having met its primary endpoint of durable response rate of 66.0%, showing median time to response of 3.1 weeks and median cumulative duration of response of 16.1 weeks.

Fanregratinib (HMPL-453), a novel, highly selective and potent inhibitor targeting FGFR 1, 2 and 3

●	Presented positive China Phase II pivotal study data in 2L FGFR2 fusion/rearrangement ICC at ESMO Gastrointestinal Cancers Congress in July 2026, having met its primary endpoint of IRC-assessed ORR of 42.5%, as well as showing mPFS of 6.9 months and mOS of 16.6 months. An NDA for 2L ICC was accepted by NMPA with priority review status in December 2025 (NCT04353375).

HMPL-760, a non-covalent, third generation BTK inhibitor, targeting wild-type and C481S-mutated BTK

●	Initiated China Phase III study in combination with R-GemOx (rituximab, gemcitabine and oxaliplatin) in patients with 2L relapsed/refractory DLBCL versus placebo in combination with R-GemOx in March 2026 (NCT07409428). Primary endpoints are investigator-assessed PFS and OS.

IV. ANTIBODY-DRUG CONJUGATES RESEARCH & DEVELOPMENT

HMPL-A251, a first-in-class PI3K/PIKK-HER2 ATTC comprising of a highly selective and potent PI3K/PIKK inhibitor payload linked to a humanized anti-HER2 IgG1 antibody, via a cleavable linker

●	Progressing a dose-escalation and expansion trial for unresectable, advanced or metastatic HER2-expressing solid tumors with first patient dosed in December 2025 (NCT07228247).
●	Preclinical data showed anti-tumor activity in DXd-resistant cell line and good efficacy and safety when in combination with chemotherapy via a differentiated mechanism of action.

HMPL-A580, a first-in-class PI3K/PIKK-EGFR ATTC comprising of a highly selective and potent PI3K/PIKK inhibitor payload linked to an anti-EGFR IgG1 antibody, via a cleavable linker

●	Progressing a dose-escalation and expansion trial for solid tumors, including NSCLC, CRC, HNSCC and ESCC with first patient dosed in March 2026 (NCT07396584).
●	Preclinical data presented at AACR 2026 showing tumor shrinkage in osimertinib-resistant EGFRm NSCLC cell line and good efficacy and safety when used in combination with osimertinib in EGFRm PAM non-altered NSCLC cell line.

HMPL-A830 China/US INDs cleared

●	Plans for global clinical trial initiation in H2 2026. Preclinical data showed superior potency and safety profiles to antibodies or small molecules with the same target, with data to be presented at a scientific conference.

V. COLLABORATION UPDATES

ImageneBio is developing IMG-007, a non-T cell depleting, antibody-dependent cell-mediated cytotoxicity-silenced OX40 antagonist discovered by HUTCHMED

●	Phase IIb trial (NCT07037901) in patients with moderate-to-severe atopic dermatitis progressing, with an amended protocol and topline data anticipated in the fourth quarter of 2027.
●	Phase II trial initiation in patients with alopecia areata expected in 2026, with initial data expected in 2028.

VI. OTHER VENTURES

●	Other Ventures consolidated revenue decreased to $116.0 million for the six months ended June 30, 2026 (H1-25: $134.2 million) which has minimal impact on profitability as the segment is predominantly low-margin prescription drug distribution business in China and HUTCHMED continues to optimize working capital management.
●	Consolidated net income attributable to HUTCHMED from Other Ventures decreased to $3.8 million (H1-25: $24.0m), primarily due to lower equity earnings from SHPL following our 45.0% equity interest disposal in 2025.

VII. SUSTAINABILITY

The 2025 Sustainability Report was published in April 2026 alongside the 2025 Annual Report. We have initiated a new target-setting cycle. A list of potential focus initiatives has been identified under our five sustainability pillars: Innovation, Climate Action, Human Capital, Access to Healthcare, and Ethics and Transparency. In 2026, we will develop this into a final list, including a roadmap for achievement and monitoring.

In 2026, our sustainability initiatives have continued to receive strong recognition. Most recently, our commitment was reflected in an upgraded AA rating by MSCI, recognizing HUTCHMED as a Leader, and placing us among the top 19% of pharmaceutical companies. For its second consecutive year, HUTCHMED was recognized as Most Honored Company and ranked 1st place in ESG in its sector by Extel, formerly Institutional Investor Research, in its 16th Asia Executive Team Survey. It achieved top rankings across several areas – leading CEO, CFO, Investor Relations, ESG and Corporate Governance – earning the Most Honored Company designation. HUTCHMED was the only company to earn these designations in 2026 in All Asia (ex-Mainland China) Biopharmaceuticals.

Financial Highlights

Revenue for the six months ended June 30, 2026 was $278.3 million compared to $277.7 million for the six months ended June 30, 2025.

●	Oncology/Immunology consolidated revenue amounted to $162.3 million (H1-25: $143.5m):
◾	ELUNATE® revenue was $47.1 million, up 40% (H1-25: $33.6m), comprising manufacturing revenue, promotion and marketing services revenue and royalties, supported by ongoing label expansions.
◾	SULANDA® revenue was $18.4 million, up 45% (H1-25: $12.7m), driven by marketing strategies focusing on key hospitals and supported by recent oncology clinical guideline upgrades.
◾	ORPATHYS® revenue was $13.3 million, up 48% (H1-25: $9.0m), driven by higher manufacturing sales to AstraZeneca in preparation for the 3L MET-amplified GC launch.
◾	FRUZAQLA® revenue was $43.1 million (H1-25: $43.1m), reflecting continued growth in royalties, offset by reduced manufacturing revenue compared to the prior period, driven by strong in-market sales growth following approvals/launches in 41 countries to date.
◾	Takeda upfront, regulatory milestones and R&D services revenue were $20.7 million (H1-25: $29.5m), due to less R&D and regulatory support services to Takeda.
◾	Other revenue of $20.2 million (H1-25: $14.9m), includes an $18.1 million milestone payment from Eli Lilly triggered by China approval of ELUNATE® in combination with sintilimab for 2L RCC (H1-25: $11.1 million regulatory milestone from AstraZeneca following China NDA approval for SACHI).
●	Other Ventures consolidated revenue of $116.0 million (H1-25: $134.2m), primarily due to scaling down low-margin logistics distribution sales after considering working capital.

Net Expenses for the six months ended June 30, 2026 were $262.4 million compared to $239.0 million for the six months ended June 30, 2025.

●	Cost of Revenue was $152.2 million (H1-25: $167.6m), predominantly due to a lower cost of sales related to the prescription drug distribution business. Cost of revenue as a percentage of oncology product revenue improved to 33% (H1-25: 39%) driven by enhanced productivity and efficiency.
●	R&D Expenses were $78.8 million (H1-25: $72.0m) as we initiated early-stage global clinical programs for our ATTC assets and we maintain ongoing investment in discovery to deliver sustained innovation.
●	S&A Expenses were $46.5 million (H1-25: $41.6m), driven by strong performance of our Oncology/Immunology commercial operations and enhanced productivity.
●	Other Items generated net income of $15.1 million (H1-25: $42.2m), which mainly includes interest income and expense, foreign exchange, equity in earnings of SHPL and taxes. The decrease was mainly due to lower equity earnings from SHPL following our 45.0% equity interest disposal in 2025.

Net Income attributable to HUTCHMED for the six months ended June 30, 2026 was $15.9 million compared to $455.0 million for the six months ended June 30, 2025.

●	$0.02 basic earnings per ordinary share / $0.09 basic earnings per ADS in the first half of 2026 (H1-25: $0.53 basic earnings per ordinary share / $2.65 basic earnings per ADS).

Cash, Cash Equivalents and Short-Term Investments were $1,374.8 million as of June 30, 2026 compared to $1,367.3 million as of December 31, 2025.

●	Adjusted Group (non-GAAP) net cash inflow excluding financing activities in the first half of 2026 was $10.5 million mainly due to net income of $16.2 million less $5.6 million in capital expenditures (H1-25: net cash inflow of $519.1m mainly due to the $549.0m net proceeds from the partial divestment of SHPL less a $10.0m regulatory approval milestone payment and $9.2m in capital expenditures).
●	Net cash used in financing activities in the first half of 2026 totaled $2.9 million mainly due to net repayments of bank borrowings (H1-25: net cash inflow of $9.3m mainly due to proceeds from bank borrowings of $8.2m).

Foreign exchange impact: The RMB appreciated against the US dollar on average by approximately 5% during the first half of 2026, which has impacted consolidated financial results as highlighted.

Use of Non-GAAP Financial Measures and Reconciliation – References in this announcement to adjusted Group net cash flows excluding financing activities and financial measures reported at CER are based on non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures and Reconciliation” for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

FINANCIAL GUIDANCE

HUTCHMED reiterates full year 2026 guidance for Oncology/Immunology consolidated revenue in the range of $330 million to $450 million. HUTCHMED will leverage its strong cash resources to accelerate ATTC global development and explore investment opportunities. Shareholders and investors should note that:

●	The Company does not provide any guarantee that the statements contained in the financial guidance will materialize or that the financial results contained therein will be achieved or are likely to be achieved; and
●	The Company has in the past revised its financial guidance and reference should be made to announcements it publishes regarding any updates to the financial guidance after the publication of this announcement.

Financial Summary

Condensed Consolidated Balance Sheets Data

(in $’000)	As of	As of
	June 30, 2026	December 31, 2025
Assets	(Unaudited)
Cash and cash equivalents and short-term investments	1,374,817	1,367,275
Accounts receivable	117,556	126,750
Other current assets	61,036	73,317
Property, plant and equipment	93,788	94,623
Investment in equity investees	11,020	10,865
Other non-current assets	78,210	80,267
Total assets	1,736,427	1,753,097
Liabilities and shareholders’ equity
Accounts payable	33,646	45,533
Other payables and accruals	197,627	208,892
Bank borrowings	94,508	93,160
Deferred revenue	27,630	51,547
Other liabilities	108,048	102,703
Total liabilities	461,459	501,835
Company’s shareholders’ equity	1,260,776	1,237,926
Non-controlling interests	14,192	13,336
Total liabilities and shareholders’ equity	1,736,427	1,753,097

Condensed Consolidated Statements of Operations Data

(Unaudited, in $’000, except share and per share data)	Six months ended June 30,
	2026	2025
Revenue:
Oncology/Immunology – Marketed Products	121,434	99,039
Oncology/Immunology – R&D	40,887	44,408
Oncology/Immunology Consolidated Revenue	162,321	143,447
Other Ventures	115,966	134,230
Total revenue	278,287	277,677

Operating expenses:
Cost of revenue	(152,158)	(167,577)
Research and development expenses	(78,783)	(71,990)
Selling and administrative expenses	(46,477)	(41,624)
Total operating expenses	(277,418)	(281,191)

Gain on divestment of an equity investee	—	477,456
Other income, net	12,784	21,650
Income before income taxes and equity in earnings of equity investees	13,653	495,592
Income tax expense	(1,209)	(2,029)
Income tax expense – Divestment of an equity investee	—	(61,133)
Equity in earnings of equity investees, net of tax	3,798	23,125
Net income	16,242	455,555
Less: Net income attributable to non-controlling interests	(314)	(601)
Net income attributable to HUTCHMED	15,928	454,954

Earnings per share attributable to HUTCHMED (US$per share)
– basic	0.02	0.53
– diluted	0.02	0.52
Number of shares used in per share calculation
– basic	865,770,498	857,038,725
– diluted	872,869,494	872,564,513

Earnings per ADS attributable to HUTCHMED (US$per ADS)
– basic	0.09	2.65
– diluted	0.09	2.61
Number of ADSs used in per ADS calculation
– basic	173,154,100	171,407,745
– diluted	174,573,899	174,512,903

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, and the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Contacts

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7779 436 698 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Duncan Monteith / Ramin Naji	+44 20 7545 8000

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “HUTCHMED,” “HUTCHMED Group,” “we,” “us,” and “our,” mean HUTCHMED (China) Limited and its subsidiaries unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group. This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like “will”, “expects”,  “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “pipeline”, “could”, “potential”, “first-in-class”, “best-in-class”, “designed to”, “objective”, “guidance”, “pursue”, or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, that any approvals which have been obtained will continue to remain valid and effective in the future, or that the sales of products marketed or otherwise commercialized by HUTCHMED and/or its collaboration partners (collectively, “HUTCHMED’s Products”) will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the delay or inability of a drug candidate to meet the primary or secondary endpoint of a study; the delay or inability of a drug candidate to obtain regulatory approval in different jurisdictions or the utilization, market acceptance and commercial success of HUTCHMED’s Products after obtaining regulatory approval; discovery, development and/or commercialization of competing products and drug candidates that may be superior to, or more cost effective than, HUTCHMED’s Products and drug candidates; the impact of studies (whether conducted by HUTCHMED or others and whether mandated or voluntary) or recommendations and guidelines from governmental authorities and other third parties on the commercial success of HUTCHMED’s Products and drug candidates in development; the ability of HUTCHMED to manufacture and manage supply chains, including various third party services, for multiple products and drug candidates; the availability and extent of reimbursement of HUTCHMED’s Products from third-party payers, including private payer healthcare and insurance programs and government insurance programs; the costs of developing, producing and selling HUTCHMED’s Products; the ability to obtain additional funding when needed; the ability to obtain and maintain protection of intellectual property for HUTCHMED’s Products and drug candidates; the ability of HUTCHMED to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries, uncertainties regarding future global exchange rates, uncertainties in global interest rates, and geopolitical relations, sanctions and tariffs. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that HUTCHMED obtained from industry publications and reports generated by third-party market research firms. Although HUTCHMED believes that the publications, reports and surveys are reliable, HUTCHMED has not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

Medical Information

This announcement contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Ends

OPERATIONS REVIEW

Oncology/Immunology

HUTCHMED discovers, develops, manufactures and markets novel targeted therapies and immunotherapies for the treatment of cancer and immunological diseases through a fully integrated team of approximately 860 scientists and staff, and an in-house oncology commercial organization of approximately 780 staff, based in Shanghai, Suzhou, Beijing and Hong Kong in China and New Jersey in the US.

All 13 clinical-stage drug candidates were in-house discovered and developed, three of which – fruquintinib, surufatinib and savolitinib – have been commercialized in China. Fruquintinib has also been approved and launched in major overseas markets, including the US, EU and Japan. Savolitinib is pending data readout from a global Phase III trial that, if positive, could support global NDA filings. A fourth drug candidate, sovleplenib, has two China NDAs under priority review, and a fifth drug candidate, fanregratinib, also has a China NDA under priority review. Our early-stage discovery and development is focused on our ATTC next-generation platform, with the first two candidates in global Phase I development.

RESEARCH & DEVELOPMENT

We possess a track record of discovery, clinical development, regulatory submissions and launch of innovative medicines. Our strategy is to establish a long-term business, by prioritizing late-stage and registrational studies in China and partnering outside of China. We plan to accelerate innovation through artificial intelligence (AI) integration, with a focus on key R&D stages to improve return on investment (ROI) and iterative learning. We plan to expedite the identification of high-potential drug candidates and reduce late-stage preclinical attrition.

Antibody-Targeted Therapy Conjugate (ATTC) Next Generation Technology Platforms

Unlike traditional ADCs, the toxin-based payload is replaced with a targeted small molecule in ATTCs. Thus, ATTCs have the potential to be administered in combination with chemotherapy or other targeted agents, which is particularly important in frontline settings. Another benefit of such design is to further optimize the strength of the small-molecule drugs, which may otherwise be limited by a narrow therapeutic window.

The first two ATTCs are based on a novel payload that targets the PI3K/AKT/mTOR (PAM) and PIKK pathways, critical intracellular networks involved in cell growth, survival, and division. Existing PAM-targeted small-molecule drugs face significant challenges, including on-target toxicities that restrict dosing, feedback loops that enable pathway reactivation, and insufficient tumor-specific delivery. HUTCHMED has designed a highly selective and potent PI3K/PIKK inhibitor linker-payload to overcome these challenges, exhibiting high selectivity, potency, and robust anti-tumor activity across a diverse panel of tumor cell lines. The payload potently inhibited PI3K and PIKK family kinases, with IC50 ranging around 1 to 10 nM.

Preclinical data from the first ATTC candidate, HMPL-A251, was presented at AACR-NCI-EORTC in October 2025. HMPL-A251 is a first-in-class PI3K/PIKK payload linked to an anti-HER2 antibody via a cleavable linker. It demonstrated robust antitumor activities and bystander effect, with potent inhibition of HER2-positive tumor growth regardless of PAM pathway alterations, and inhibition in HER2-low, PAM-altered lines. It showed a strong response in cell lines resistant to trastuzumab deruxtecan, a HER2‑directed ADC. A global first-in-human trial initiated in December 2025 in patients with HER2-expressing solid tumors.

Preclinical data from the second ATTC candidate, HMPL-A580, was presented at AACR in April 2026. HMPL-A580 is a first-in-class PI3K/PIKK payload linked to an anti-EGFR antibody. HMPL-A580 showed a strong bystander effect when EGFR null cells were co-cultured with EGFR positive cells. In EGFRm NSCLC cell line, HMPL-A580 showed more tumor shrinkage than osimertinib. A global first-in-human trial initiated in March 2026 in patients with solid tumors.

IND was approved to advance a global first-in-human trial for the third ATTC candidate, HMPL-A830, which is based on a second novel ATTC payload. Preclinical data will be presented at a scientific conference.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
HMPL-A251 monotherapy	HER2-expressing solid tumors; NCT07228247	Safety	Global I/IIa	FPI in Dec 2025
HMPL-A580 monotherapy	Solid tumors; NCT07396584	Safety	Global I/IIa	FPI in Mar 2026
HMPL-A830 monotherapy	Solid tumors; NCT07718581	Safety	Global I/IIa	INDs cleared in June and July 2026

Below is a summary update of the clinical trial progress of our investigational drug candidates. For more details about each trial, please refer to recent scientific publications.

Savolitinib (ORPATHYS® in China)

Mechanism of action: savolitinib is an oral, potent and highly selective inhibitor of MET. The MET pathway functions abnormally through amplification, overexpression and mutations. The aberrant activation of MET is correlated with tumor growth, survival, invasion, metastasis, suppression of cell death and angiogenesis. MET aberrations may contribute to drug resistance in NSCLC, GC and CRC following anti-EGFR treatment.

Target indications: savolitinib was approved for METex14 NSCLC in 2021 in China, where there were 1.06 million new cases of lung cancer (226,000 in the US) in 2022, according to Globocan. About 80-85% are classified as NSCLC, with 2-3% in METex14. In June 2025, savolitinib expanded its indication to EGFRm MET amplified 2L NSCLC in combination with TAGRISSO®. In China, 30-40% of NSCLC patients are EGFRm (10-15% in the US). After 1L treatment, about 60% will develop resistance and progress to 2L, of which 1/3 are driven by MET. In June 2026, savolitinib expanded its indication to MET amplified 3L GC. There were estimated 359,000 people diagnosed with gastric cancer in China in 2022, according to Globocan. MET is an oncogenic driver occurring in 4-6% of GC. We are also developing savolitinib in MET overexpressed 1L and 2L NSCLC.

Clinical development: SACHI China Phase III data was presented at ASCO 2025 in a late-breaking oral presentation, with mPFS of 6.9 months (HR 0.32) for 2L NSCLC patients who failed prior third-generation EGFR TKI. Further sub-group analysis published in The Lancet in January 2026 showed mOS of 22.9 months (HR 0.32) when excluding control chemotherapy group patients who received subsequent MET inhibitor. SAFFRON global Phase III trial completed patient enrollment in October 2025, with topline results expected in H2 2026. Recruitment for the SANOVO China Phase III study was completed in August 2025, with results expected in H2 2026. Phase II single-arm, open-label China study for MET amplified 3L GC data was presented at ASCO 2026 and published in Nature Medicine, with ORR at 32.3%, mPFS of 4.0 months and mOS of 6.9 months.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Savolitinib + TAGRISSO®	SAFFRON: 2L/3L EGFRm, TAGRISSO® refractory, MET amplified or overexpressed NSCLC (vs chemo); NCT05261399	PFS	Global III	Fully enrolled in Oct 2025. Readout expected in H2 2026
Savolitinib + TAGRISSO®	SANOVO: 1L EGFRm, MET over-expressed NSCLC (vs TAGRISSO®); NCT05009836	PFS	China III	Fully enrolled in Aug 2025. Readout expected in H2 2026
Savolitinib + TAGRISSO®	SACHI: 2L EGFRm, EGFR TKI refractory, MET amplified NSCLC (vs chemo); NCT05015608	PFS	China III	NMPA approved in Jun 2025. Data at ASCO 2025 & The Lancet 2026. mPFS 6.9 vs 3.0 months (HR 0.32), mOS 22.9 vs 7.9 months (supplementary analysis to exclude cross-over, HR 0.32), G≥3 TRAE 45 vs 48%
Savolitinib + TAGRISSO®	SAVANNAH: 2L/3L EGFRm, TAGRISSO® refractory, MET amplified or overexpressed NSCLC (single-arm); NCT03778229	ORR	Global II	Data at ELCC 2025. By investigator/BICR (300mg BID): ORR 56/55%, mPFS 7.4/7.5 months, mDoR 7.1/9.9 months, G≥3 TEAE 57%. Swissmedic MAA authorization (temporary) in Feb 2026
Savolitinib monotherapy	1L/2L METex14 NSCLC (single-arm); NCT04923945	ORR	China IIIb	NMPA fully approved in Jan 2025 (conditional 2021). Data at ELCC 2024 & 2025. 1L/2L: ORR 62.1/39.2%, mPFS 13.7/11.0 months, mOS 28.3/25.3 months, G≥3 TEAE 62%
Savolitinib monotherapy	MET amplified 3L gastric cancer, two stages (single-arm); NCT04923932	ORR	China II	NMPA conditionally approved in June 2026. Data at ASCO 2026 & Nature Medicine. ORR 32.3%, mPFS 4.0 months, mOS 6.9 months, G≥3 TEAE 35.4%

Commercial achievement: Savolitinib for MET amplified 3L GC was approved in June 2026.

Year	Event
2026	Approved by the NMPA for MET amplification 3L GC
2025

Approved by the NMPA for MET amplification 2L NSCLC post EGFR therapy;

Full approval by the NMPA and NRDL inclusion for MET Exon 14 NSCLC (including 1L indication);

Approved in Hong Kong under 1+ Mechanism for MET amplification 2L NSCLC post EGFR therapy

2023	NRDL inclusion (renewed in 2024)
2021	Conditional approval by the NMPA for advanced or metastatic 2L MET Exon 14 NSCLC and launched
2011	Worldwide license agreement with AstraZeneca

Fruquintinib (ELUNATE® in China, FRUZAQLA® outside of China)

Mechanism of action: fruquintinib is a selective oral inhibitor of VEGFR 1/2/3 kinases, designed to limit off-target kinase activity and improve drug exposure to achieve sustained target inhibition. Inhibition of the VEGFR can stop the growth of the vasculature around tumor and starve the tumor of nutrients and oxygen.

Target Indications: fruquintinib was approved and launched for 3L CRC in China in 2018 and approved in the US in 2023. According to Globocan, there were 517,000 new CRC cases in China (160,000 in the US, 540,000 in Europe and 146,000 in Japan) in 2022. About 15-20% of cases progress to 3L. The second approved indication of fruquintinib was in combination with sintilimab for the treatment of 2L EMC with pMMR status. According to Globocan, there were 78,000 new EMC cases in China in 2022. About 15-20% of cases experience recurrence. Third approved indication was fruquintinib in combination with sintilimab for 2L RCC. According to Globocan, there were 74,000 new kidney cancer cases in China in 2022. About 90% are RCC and about 20-30% recur within the first five years.

Clinical development: FRUSICA-2 China Phase III data was presented at ESMO Congress 2025 for 2L RCC in combination with sintilimab, showing mPFS of 22.2 months (HR 0.37, p<0.0001) and mDoR of 23.7 months. NMPA approved the indication in May 2026.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Fruquintinib + sintilimab	FRUSICA-2: 2L RCC (vs axitinib or everolimus); NCT05522231	PFS	China II/III	NMPA approved in May 2026. Data at ESMO 2025. mPFS 22.2 months, ORR 60.5%, mDoR 23.7 months, G≥3 TRAE 59.7%
Fruquintinib + sintilimab	RCC (single-arm); NCT03903705	ORR	China Ib/II	Data in Targeted Oncology Jan 2025. 1L/2L: ORR 68.2/60.0%, mPFS not reached/15.9 months, 36-month OS rate 72.4/58.3%, G≥3 TRAE 52.4%
Fruquintinib + sintilimab	FRUSICA-3: 2L pMMR EMC (vs paclitaxel or doxorubicin); NCT06584032	OS PFS	China III	Initiated in Dec 2024
Fruquintinib + sintilimab	FRUSICA-1: 2L+ pMMR EMC (single-arm); NCT03903705	ORR	China II	NMPA conditionally approved in Dec 2024. Data at ASCO 2024. ORR 35.6%, mPFS 9.5 months, mOS 21.3 months, G≥3 TRAE 60.2%
Fruquintinib + sintilimab	3L+ CRC (single-arm); NCT03903705	ORR	China Ib/II	Data in European Journal of Cancer 2023. 5mg 2w/1w regimen pMMR: ORR 20.0%, mPFS 6.9 months, mOS 20.0 months, G≥3 TRAE 47.7%
Fruquintinib monotherapy	FRESCO-2: 3L+ CRC (vs placebo); NCT04322539	OS	Global III	FDA approved in 2023. Data at The Lancet 2023. mPFS 3.7/1.8 months (HR 0.32, p<0.001), mOS 7.4/4.8 months (HR 0.66, p<0.001), G≥3 TRAE 62.7%
Fruquintinib monotherapy	FRESCO: 3L CRC (vs placebo); NCT02314819	OS	China III	NMPA approved in 2018. Data at JAMA 2018. mPFS 3.7/1.8 months (HR 0.26, p<0.0001), mOS 9.3/6.6 months (HR 0.65, p<0.0001), G≥3 TRAE 61.2%

Commercial achievement: for China, fruquintinib in combination with sintilimab in 2L EMC with pMMR is included in the NRDL effective January 1, 2026, enhancing patient access to this important therapeutic option. The average treatment duration in 2L EMC is almost twice that of 3L CRC. Outside China, our partner Takeda has obtained approval or launched fruquintinib in 41 markets to date.

Year	Event
2025	NRDL inclusion (added 2L pMMR EMC)
2024	Conditional approval by NMPA for 2L pMMR EMC
2024	Approved for 3L+ CRC in the EU, Switzerland, Argentina, Canada, Japan, the UK, Australia, Singapore, Israel, UAE, South Korea; reimbursement in Spain and Japan
2024

Approved for 3L+ CRC in Hong Kong (first medicine to be approved under the new 1+ Mechanism, first innovative oncology medicine to be directly added for full reimbursement in the Hospital Authority Drug Formulary)

2023	FDA approval for 3L+ CRC in the US, inclusion in NCCN Clinical Practice Guidelines
2023	Exclusive worldwide (excluding China) license agreement with Takeda
2020	NRDL inclusion (renewed in 2022 and 2024)
2018	Approved for 3L+ CRC by the NMPA and launched
2013	License and collaboration agreement with Eli Lilly in China (as amended)

Surufatinib (SULANDA® in China)

Mechanism of action: surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both involved in tumor angiogenesis, and CSF-1R, which regulates tumor-associated macrophages, promoting immune response against tumor cells. Its dual mechanism of action may be suitable for combinations with other immunotherapies, such as PD-1 antibodies.

Target indications: surufatinib was approved in China for non-pancreatic NETs in 2020 and for pancreatic NETs in 2021. There are approximately 40,000 new patients per year in China. Surufatinib is also being investigated in a Phase II/III study for 1L PDAC. PDAC is an aggressive form of cancer, representing over 90% of pancreatic cancer cases. According to Globocan, there were 119,000 new pancreatic cancer cases in China in 2022.

Clinical development: results from the Phase II part of a China Phase II/III study evaluating surufatinib combined with AiRuiKa®, nab-paclitaxel, and gemcitabine versus nab-paclitaxel plus gemcitabine for 1L PDAC were presented at ESMO Asia Congress 2025. The surufatinib combination demonstrated a mPFS of 7.20 months (HR 0.499, p=0.0407). OS data were still immature but showed a favorable trend (not reached vs 8.48 months, unstratified HR 0.555). The Phase III part of this study dosed first patient in December 2025, targeting enrollment of 400 patients with OS as the primary endpoint.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Surufatinib + AiRuiKa® + chemo	1L PDAC (vs chemo); NCT06361888	OS	China II/III	Phase III initiated in Dec 2025
Surufatinib monotherapy	SANET-ep: epNET (vs placebo); NCT02588170	PFS	China III	NMPA approved in 2021. ORR 19.2 vs 1.9%, mPFS 10.9 vs 3.7 months (HR=0.49, p=0.001), G≥3 TEAE 69.9 vs 27.1%
Surufatinib monotherapy	SANET-p: pNET (vs placebo); NCT02589821	PFS	China III	NMPA approved in 2020. ORR 10.3 vs 0.0%, mPFS 9.2 vs 3.8 months (HR=0.33, p<0.0001), G≥3 TEAE 76.7 vs 33.8%
Surufatinib monotherapy	2L+ pNET/epNET (single-arm); NCT02549937	PFS	US/EU Ib	Data at ASCO 2021. pNET/epNET: ORR 18.8/6.3%, mPFS 15.2/11.5 months, G≥3 AE 75%
Surufatinib monotherapy	pNET/epNET (single-arm); NCT02267967	ORR	China Ib/II	Data in Clinical Cancer Research 2019. pNET/epNET: ORR 19.0/15.0%, DCR 91.0/92.0%, mPFS 21.2/13.4 months, G≥3 hypertension 33%

Updated clinical results of a Phase Ib/II IIT for 1L metastatic PDAC, in combination with AiRuiKa®, chemotherapy nab-paclitaxel and S-1, were presented at ASCO 2025 showing ORR of 51.1% (vs 24.4% in chemotherapy control arm) and mPFS of 7.9 months (vs. 5.4 months) (NCT05218889).

Commercial achievement: surufatinib achieved second largest market share in NETs treatment during the third quarter of 2024, ahead of competitors SUTENT® and AFINITOR®.

Year	Event
2022	NRDL inclusion (renewed in 2026)
2021	Approved for pancreatic NETs by the NMPA and launched
2020	Approved for non-pancreatic NETs by the NMPA and launched

Sovleplenib (HMPL-523)

Mechanism of action: sovleplenib is a novel, selective, oral inhibitor targeting Syk. Syk is a kinase upstream to PI3Kδ and BTK within the B-cell signaling pathway and a target for modulating B-cell signaling. We believe it could deliver the same outcome as inhibitors of BTK and PI3Kδ. Its signaling processes not only affect cells of immune responses, but also affect tissue pathology in autoimmune, inflammatory and allergic diseases.

Target indications: we are developing sovleplenib for ITP and wAIHA. ITP is an autoimmune disorder characterized by immunologic destruction of platelets and decreased platelet production, leading to increased risk of excessive bleeding and bruising. ITP is associated with fatigue (reported in up to 39% of adults with ITP) and impaired quality of life. As platelet destruction in ITP is mediated by Syk-dependent phagocytosis of FcγR-bound platelets, Syk inhibition is a promising approach to ITP management. According to IQVIA, China has 41,000 new ITP patients every year, on top of another 430,000 existing patients. About half of ITP patients fail to have satisfactory results from currently approved treatments such as TPO/TPO-RAs.

AIHA is another autoimmune disorder where the immune system mistakenly attacks and destroys its own red blood cells, leading to anemia. The incidence of AIHA is estimated to be 0.8-3.0/100,000 adults per year with an estimated prevalence of 17 per 100,000 adults and a death rate of 8-11%. wAIHA is the most common form of AIHA, accounting for about 75-80% of all adult AIHA cases. China has 26,000 new wAIHA patients per year.

Clinical development: the ESLIM-01 study showed that, in addition to its durable response in ITP patients, sovleplenib also improved significantly the quality of life in physical functioning and energy/fatigue (p<0.05). Most patients were heavily pretreated with a median of four prior lines of ІTP therapy, and a majority (72.6%) of the patients had received prior TPO/TPO-RA treatment. Post-hoc analysis of the study demonstrated consistent clinical benefits across ІTP patients regardless of prior lines of ІTP therapies or prior TPO/TPO-RA exposure.

Long-term efficacy and safety data from the same study was presented at ASH 2025. A total of 179 patients (All Sov) were treated with at least one dose of sovleplenib, including 126 patients who initially received sovleplenib and 53 patients who crossed over from placebo (P-Sov). The durable response rate was 51.4% and 43.4% for the two groups, and long-term durable response rate was 61.5% and 64.2%. For the All Sov group, median ratio of cumulative duration to overall treatment duration was 71.8% for platelet ≥ 50×109/L. Long-term treatment, with a median exposure of 86.3 weeks, did not increase safety risks and demonstrated low gastrointestinal toxicities.

The ESLIM-02 study for wAIHA was presented at EHA 2026 Congress, with sovleplenib demonstrating a significantly higher durable response rate during weeks 5–24 compared to placebo (66% vs 15%, p<0.0001). During the 24-week double-blind treatment period, sovleplenib demonstrated superior efficacy across several key metrics; specifically, the overall response rate—defined as hemoglobin ≥100 g/L with an increase of ≥20 g/L from baseline without rescue therapy—was significantly increased (70% vs 22%, p<0.0001).

NMPA accepted resubmitted NDA filing with priority review status and Breakthrough Designation for 2L ITP in February 2026, with additional data rolling in during the second half of 2026. In April 2026, the NMPA accepted the NDA filing with priority review status and Breakthrough Designation for 2L wAIHA. The Company is pursuing potential partnerships to continue overseas development.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Sovleplenib	ESLIM-01: 2L+ ITP (vs placebo); NCT05029635	DRR	China III	NDA resubmission accepted by the NMPA in Feb 2026. Long-term data at ASH 2025. After placebo cross-over: ORR 81.0%, DRR 51.4%, G≥3 TEAE 33.0%
Sovleplenib	2L+ ITP (vs placebo); NCT03951623	Safety	China Ib/II	Data in The Lancet Haematology 2023. Including placebo cross-over: ORR 80%, DRR 40%, G≥3 TRAE 7%
Sovleplenib	ESLIM-02: 2L warm AIHA (vs placebo); NCT05535933	DRR	China II/III	NDA accepted by the NMPA in Apr 2026. Data at EHA 2026: ORR 70%, DRR 66%, G≥3 TEAE 43%

Many Syk inhibitors have failed in the development stage due to their off-target toxicity as a result of lower kinase selectivity and possibly poor pharmacokinetic properties. Currently there is only one FDA-approved Syk inhibitor for ITP. There are FDA-approved competitors of different modalities targeting ITP, including a BTK inhibitor and a FcRn inhibitor. However, their 24-week durable response rates were either not disclosed or were significantly below that of sovleplenib. In May 2026, a FcRn inhibitor submitted NDA for 2L wAIHA in China. To date, there are no approved targeted therapies for wAIHA.

Fanregratinib (HMPL-453)

Mechanism of action: fanregratinib is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Activation of the FGFR pathway ultimately leads to increased cell proliferation, migration and survival. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis and resistance to anti-tumor therapies. Deregulation of the FGFR includes receptor amplification, activating mutations, gene fusions and receptor isoform switching.

Target indications: ICC is one of the subtypes of primary bile duct cancer. In China, an estimated 61,900 newly diagnosed cases of ICC occurred in 2015, having increased by 9.2% per year between 2006 and 2015. Approximately 10-15% of ICC patients globally have tumors harboring FGFR2 fusions or rearrangements. ICC is an aggressive malignancy typically diagnosed at an advanced stage, with a 5-year OS below 10%; patients who progress after first-line chemotherapy have limited subsequent treatment options.

Clinical development: the pivotal Phase II registration study for ICC was presented at ESMO Gastrointestinal Cancers Congress 2026. This pivotal study is a single-arm, multi-center, open-label, Phase II registration clinical trial. The study has met its primary endpoint, demonstrating an IRC-assessed objective response rate of 42.5% (95% CI: 30.0%–53.6%). Furthermore, the mPFS was 6.9 months (95% CI: 4.1–8.2), while the mOS was 16.6 months (95% CI: 12.4–16.6). In December 2025, the NMPA accepted the NDA with priority review in 2L ICC.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Fanregratinib monotherapy	2L FGFR2 fusion/rearrangement ICC (single-arm); NCT04353375	ORR	China II reg.	NDA accepted by the NMPA in Dec 2025. Data at ESMO GI 2026. By IRC: ORR 42.5%, mPFS 6.9 months, mOS 16.6 months, G≥3 TRAE 48.3%

Ranosidenib (HMPL-306)

Mechanism of action: ranosidenib is a novel dual-inhibitor of IDH1 and IDH2 enzymes. When mutated, IDH creates 2-hydroxyglutarate, which alters genetic programming and prevents cells from maturing, causing activation of oncogenes and deactivation of tumor-suppressor genes. Targeting both IDH1 and IDH2 mutations benefits patients harboring either IDH mutation and addresses acquired resistance due to isoform switching.

Target indications: IDH1 and IDH2 mutations have been implicated as drivers of certain malignancies, especially AML and gliomas. There were an estimated 19,700 new cases of AML in China in 2018 and it is estimated to reach 24,200 in China in 2030. About 15-25% of AML carry IDH1/2 mutations. Nearly 25% of AML patients fail to achieve remission after treatment.

Clinical development: The RAPHAEL China Phase III study initiated in May 2024 on 2L R/R IDH1/2-mutant AML patients, comparing ranosidenib monotherapy versus chemotherapy. With OS as primary endpoint, we are targeting to recruit 320 patients.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Ranosidenib monotherapy	RAPHAEL: 2L R/R IDH1/2-mutant AML (vs chemo); NCT06387069	OS	China III	Ongoing since May 2024
Ranosidenib monotherapy	IDH1/2-mutant AML (single-arm); NCT04272957	Safety	China I	Data at EHA 2024. At RP2D, IDH1/2-mutant CR+CRh 45.5/50.0%; excluding RAS and FLT3 mutations, IDH1/2-mutant CR+CRh 50.0/62.0%
Ranosidenib monotherapy	R/R IDH1/2-mutant AML (single-arm); NCT04764474	Safety	US/EU I	Data at EHA 2024. At 250mg, ORR 60.0%, G≥3 TRAE 13.3%
Ranosidenib monotherapy	IDH1/2-mutant glioma (single-arm); NCT07025018	Safety	China I	Initiated July 2025
Ranosidenib monotherapy	IDH1/2-mutant solid tumor (single-arm); NCT04762602	Safety	US/Spain I	Data at ASCO 2025. For lower-grade glioma patients, ORR 20.0%, 18-month PFS rate 65.3%, G≥3 AE 28.6%

One IDH1/2 dual inhibitor was approved in the US for IDH1/2-mutant Grade 2 astrocytoma or oligodendroglioma in August 2024. Similar indications were filed for NMPA approval in China in May 2026. To date, there are no IDH1/2 dual inhibitors approved or in late-stage development for AML.

HMPL-760

Mechanism of action: HMPL-760 is a highly potent, selective, and reversible third-generation BTK inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK. BTK is a key component of the B-cell receptor signaling pathway and is an important regulator of cell proliferation and cell survival in various lymphomas. The abnormal activation of B-cell receptor signaling is closely related to the development of B-cell type hematological cancers, which represent approximately 85% of all NHL cases. BTK is considered a validated target for drugs that aim to treat certain hematological cancers, however C481S mutation of BTK is a known resistance mechanism for first and second generation BTK inhibitors.

Target indications: DLBCL is the most common form of aggressive non-Hodgkin lymphoma (“NHL”) worldwide, accounting for approximately 40% of all NHL cases in China. According to the Global Cancer Observatory, in 2022 approximately 81,000 new cases of NHL are estimated to have been diagnosed in China.

Clinical development: A randomized, double-blind, positive controlled Phase III study was initiated in March 2026 on 2L R/R DLBCL patients, in combination with R-GemOx (rituximab, gemcitabine and oxaliplatin) versus placebo in combination with R-GemOx. With investigator-assessed PFS and OS as primary outcomes, we plan to enroll approximately 240 patients.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
HMPL-760 + chemo	2L R/R DLBCL (vs chemo); NCT07409428	PFS OS	China III	Initiated March 2026
HMPL-760 monotherapy	CLL, SLL, other NHL (single-arm); NCT05190068	ORR	China I	Data at EHA 2024. ORR 73.1%, median time to response 2.3 months

Collaborations with ImageneBio (Nasdaq:IMA) and Miragene Co

HUTCHMED discovered MAG-007 (non-covalent third-generation BTK, also known as IMG-004) and IMG-007 (non-T cell-depleting OX40 antagonist) for the treatment of multiple immunological diseases and has received shares as consideration for granting exclusive licenses to develop, manufacture and commercialize these two drug candidates worldwide. On a fully diluted basis, HUTCHMED holds approximately 9% in Miragene Co, which holds the license rights to MAG-007, and approximately 2% in ImageneBio (following a $30 million private placement by ImageneBio in April 2026), which holds the license rights to IMG-007.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
IMG-007 monotherapy	ADAPTIVE: Adults with moderate-to-severe atopic dermatitis; NCT07037901	% from baseline in EASI score at 24 weeks	IIb	Initiated in Jul 2025. Amended protocol to evaluate exposure, loading regimen and loading interval in ~400 patients.
IMG-007 monotherapy	Alopecia areata		II	Ph II initiation expected in 2026, based on positive topline in PhIb/IIa.

MANUFACTURING

Our new drug product facility in Shanghai has fully commenced operations and conducts small molecule drug product clinical and commercial supply manufacturing. In 2026, it passed FDA inspection with zero observations, and China NMPA pre-approval inspections of fanregratinib and sovleplenib. All small molecule drug product manufacturing can now be produced at this Shanghai facility, which can secure clinical and commercial supplies and bring significant production cost savings.

Commercial supplies of savolitinib and surufatinib were manufactured in the Shanghai facility, fully meeting commercial needs. Our Shanghai facility received FDA manufacturing approval for fruquintinib in January 2026. Currently we can deliver commercial batches of fruquintinib to the global and China markets from our own facility in Shanghai and a third-party CDMO site in Switzerland.

GMP production of our ATTC candidates has been conducted through collaboration with CDMOs. We have successfully completed production of several batches of investigational drug products of ATTC to supply the China and global clinical trials.

OTHER VENTURES

The Other Ventures is predominantly our Distribution Business (a 51%-held joint venture with Sinopharm Group Co. Ltd.) which provides services to third-party pharmaceutical companies in China. In the first half of 2026, Other Ventures consolidated revenue decreased to $116.0 million (H1-25: $134.2m).

Consolidated net income attributable to HUTCHMED from Other Ventures decreased to $3.8 million (H1-25: $24.0m) primarily due to the disposal of a 45% SHPL equity interest in April 2025.

Johnny Cheng
Acting Chief Executive Officer and Chief Financial Officer
July 30, 2026

USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

In addition to financial information prepared in accordance with US GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

●	Adjusted Group net cash flows excluding financing activities
●	CER

Management uses such measures internally for planning and forecasting purposes and to measure HUTCHMED Group’s overall performance. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Other companies may define these measures in different ways.

Adjusted Group net cash flows excluding financing activities: We exclude deposits in and proceeds from short-term investments for the period and exclude the net cash generated from/(used in) financing activities for the period to derive our adjusted Group net cash flows excluding financing activities. We believe the presentation of adjusted Group net cash flows excluding financing activities provides useful and meaningful information about the change in our cash resources excluding those from financing activities which may present significant period-to-period differences.

CER: We remove the effects of currency movements from period-to-period comparisons by retranslating the current period’s performance at previous period’s foreign currency exchange rates. Because we have significant operations in China, the RMB to US dollar exchange rates used for translation may have a significant effect on our reported results. We believe the presentation at CER provides useful and meaningful information because it facilitates period-to-period comparisons of our results and increases the transparency of our underlying performance.

Reconciliation of GAAP change in net cash generated from/(used in) operating activities to adjusted Group net cash flows excluding financing activities:

	Six months ended June 30,
($ in millions)	2026	2025
Net cash generated from/(used in) operating activities	12.2	(72.9)
Net cash generated from investing activities	22.1	17.6
Effect of exchange rate changes on cash and cash equivalents	3.8	2.7
Excludes: Deposits in short-term investments	1,268.3	1,301.8
Excludes: Proceeds from short-term investments	(1,295.9)	(730.1)
Adjusted Group net cash flows excluding financing activities	10.5	519.1

Reconciliation of GAAP revenue and net income attributable to HUTCHMED to CER:

($ in millions, except %)	Six months ended		Change Amount			Change %
	June 30,	June 30,			Exchange			Exchange
	2026	2025	Actual	CER	effect	Actual	CER	effect
Consolidated revenue	278.3	277.7	0.6	(10.5)	11.1	—	-4%	4%

— Oncology/Immunology*	162.3	143.5	18.8	14.5	4.3	13%	10%	3%

* Includes:
— Oncology Products	121.4	99.1	22.3	18.0	4.3	23%	18%	5%
— FRUZAQLA®	43.1	43.1	—	—	—	—	—	—
— ELUNATE®	47.1	33.6	13.5	10.9	2.6	40%	32%	8%
— SULANDA®	18.4	12.7	5.7	4.7	1.0	45%	37%	8%
— ORPATHYS®	13.3	9.0	4.3	3.5	0.8	48%	39%	9%
— TAZVERIK®	(0.5)	0.7	(1.2)	(1.1)	(0.1)	—	—	—
— Takeda upfront, regulatory milestones and R&D services	20.7	29.5	(8.8)	(8.8)	—	-30%	-30%	—
— Other revenue (R&D services and licensing)	20.2	14.9	5.3	5.3	—	35%	35%	—

— Other Ventures	116.0	134.2	(18.2)	(25.0)	6.8	-14%	-19%	5%

Consolidated net income attributable to HUTCHMED — Other Ventures	3.8	24.0	(20.2)	(20.3)	0.1	-84%	-85%	1%
— Consolidated entities	—	0.9	(0.9)	(0.8)	(0.1)	-94%	-95%	1%
— An equity investee
— SHPL	3.8	23.1	(19.3)	(19.5)	0.2	-84%	-85%	1%

GROUP CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated, dividend payments and divestment proceeds from our Oncology/Immunology and Other Ventures operations, service and milestone and upfront payments from our collaboration partners, bank borrowings, investments from third parties, proceeds from our listings on various stock exchanges and follow-on offerings.

We generated a net income attributable to HUTCHMED of $15.9 million for the six months ended June 30, 2026 (H1-25: $455.0m).

As of June 30, 2026, we had cash and cash equivalents and short-term investments of $1,374.8 million, unutilized bank facilities of $43.0 million and $94.5 million in bank borrowings.

Certain of our subsidiaries including those registered as wholly foreign-owned enterprises, and an equity investee in China, are required to set aside at least 10% of their after-tax profits to their non-distributable reserve funds until such reserves reach 50% of their registered capital. Profit appropriated to the reserve funds for our subsidiaries and equity investee incorporated in PRC was approximately nil and $2.1 million for the six months ended June 30, 2026 and 2025, respectively.

In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company’s registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to $2.3 million as of June 30, 2026.

CASH FLOW

(in $’000)	Six months ended June 30,
	2026	2025
Cash Flow Data:
Net cash generated from/(used in) operating activities	12,223	(72,894)
Net cash generated from investing activities	22,060	17,593
Net cash (used in)/generated from financing activities	(2,856)	9,321
Net increase/(decrease) in cash and cash equivalents	31,427	(45,980)
Effect of exchange rate changes	3,800	2,741
Cash and cash equivalents at beginning of the period	71,330	153,958
Cash and cash equivalents at end of the period	106,557	110,719

Net Cash generated from/(used in) Operating Activities

Net cash generated from operating activities was $12.2 million for the six months ended June 30, 2026, compared to $72.9 million net cash used for the six months ended June 30, 2025. The net increase in cash generated of $85.1 million was mainly due to a capital gain tax payment of $59.5 million for the partial divestment of SHPL in April 2025 and $22.9 million improvement in working capital.

Net Cash generated from Investing Activities

Net cash generated from investing activities was $22.1 million for the six months ended June 30, 2026, compared to $17.6 million for the six months ended June 30, 2025. The net amounts generated for the six months ended June 30, 2026 were due to $27.7 million net withdrawals from short-term investments offset by $5.6 million for capital expenditures. The net amounts generated for the six months ended June 30, 2025 were due to gross proceeds from the partial divestment of SHPL of $608.5 million, offset by $571.7 million deposited into short-term investments along with $10.0 million regulatory approval milestone payment and $9.2 million for capital expenditures.

Net Cash (used in)/generated from Financing Activities

Net cash used in financing activities was $2.9 million for the six months ended June 30, 2026, compared to $9.3 million net cash generated for the six months ended June 30, 2025. The net amounts used for the six months ended June 30, 2026 were due to $2.9 million net repayments of bank borrowings. The net amounts generated for the six months ended June 30, 2025 were mainly due to $8.2 million drawn from bank borrowings to settle the capital expenditures for the Shanghai manufacturing site.

LOAN FACILITIES

In October 2021, our subsidiary entered into a 10-year fixed asset loan facility agreement with BOC for the provision of a secured credit facility in the amount of $112.3 million (RMB754.9 million) with an annual interest rate at the 5-year China LPR less 0.8% (which was supplemented in June 2022). This credit facility is guaranteed by the immediate holding company of the subsidiary, and secured by the underlying leasehold land and buildings (Shanghai manufacturing facility), and includes certain financial covenant requirements. For the six months ended June 30, 2026, $2.9 million (RMB19.6 million) was repaid and cannot be further drawn from the facility. The outstanding bank borrowings were $76.3 million (RMB513.3 million) as of June 30, 2026.

In October 2025, BOC extended a short-term unsecured working capital loan facility to our subsidiary in the amount of $29.7 million (RMB200.0 million) with an annual interest rate at the 1-year China LPR less 0.89%. This credit facility includes certain financial covenant requirements. As of June 30, 2026, $18.2 million (RMB122.1 million) was drawn from the loan facility.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth our contractual obligations as of June 30, 2026. Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouse, offices and other assets under non-cancellable lease agreements.

(in $’000)	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Bank borrowings	94,508	22,406	21,208	33,640	17,254
Interest on bank borrowings	8,433	2,261	3,673	2,144	355
Purchase obligations	3,914	3,914	—	—	—
Lease obligations	10,314	4,706	3,218	2,390	—
	117,169	33,287	28,099	38,174	17,609

FOREIGN EXCHANGE RISK

A substantial portion of our revenue and expenses are denominated in renminbi, and our consolidated financial statements are presented in US dollars. While we do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk, any significant fluctuation in the value of renminbi may adversely affect our cash flows, results of operations and financial condition in the future.

The value of the renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in political, economic and market factors, including but not limited to monetary policies, interest rates, geopolitical relations, tariffs and economic performance. The conversion of renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC. If we decide to convert renminbi into US dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the US dollar against the renminbi would have a negative effect on the US dollar amounts available to us. On the other hand, if we need to convert US dollars into renminbi for business purposes, e.g. capital expenditures and working capital, appreciation of the renminbi against the US dollar would have a negative effect on the renminbi amounts we would receive from the conversion. In addition, for certain cash and bank balances deposited with banks in the PRC, if we decide to convert them into foreign currencies, they are subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

CREDIT RISK

Substantially all of our bank deposits are in major financial institutions, which we believe are of high credit quality. We limit the amount of credit exposure to any single financial institution. We make periodic assessments of the recoverability of trade and other receivables and amounts due from related parties. Our historical experience in collection of receivables falls within the recorded allowances, and we believe that we have made adequate provision for uncollectible receivables.

INTEREST RATE RISK

We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the period from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our results of a 1.0% interest rate shift would be a maximum increase/decrease of $0.5 million for the six months ended June 30, 2026.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the years presented, and we do not currently have, any material off-balance sheet arrangements.

CONTINGENT LIABILITIES

Other than as disclosed in note 12 to the interim financial statements, the Group does not have any other significant commitments or contingent liabilities as at June 30, 2026.

GEARING RATIO

The gearing ratio of the Group, which was calculated by dividing total interest-bearing loans by total equity, was 7.4% as of June 30, 2026, remained unchanged as of December 31, 2025.

SIGNIFICANT INVESTMENTS HELD

We did not hold any significant investments in the equity of any companies as of June 30, 2026.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

Note 12 to the interim financial statements discloses our capital commitment as of June 30, 2026.

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

During the six months ended June 30, 2026, we did not have any other material acquisitions and disposals of subsidiaries, associates and joint ventures.

PLEDGE OF ASSETS

Our 10-year fixed asset loan facility agreement with BOC is secured by the underlying leasehold land and buildings. The outstanding bank borrowing was $76.3 million (RMB513.3 million) as at June 30, 2026.

INFLATION

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the Consumer Price Index in China increased by 0.1% in 2024, increased by 0.8% in 2025 and increased by 1.0% in the first half of 2026. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

INTERIM DIVIDEND

The Board does not recommend any interim dividend for the six months ended June 30, 2026.

OTHER INFORMATION

CORPORATE STRATEGY

The primary objective of the Company is to be a leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. The strategy of the Company is to leverage the highly specialized expertise of the drug discovery division, the Oncology/Immunology operations, to develop and expand the drug candidate portfolio of the Group for the global market, building on the first-mover advantage in the development and launch of novel cancer medicines in China, and engaging partners for late-stage development and commercialization outside China. This strategy is aligned with the Company’s culture of innovation and high engagement and empowerment of employees with a strong focus on reward and recognition. The Chairman’s Statement and the Operations Review contain discussions and analyses of the Group’s opportunities, performance and the basis on which the Group generates or preserves value over the longer term and the basis on which the Group will execute its strategy for delivering its objectives. The Group also focuses on sustainability and delivering business solutions to support the transition to a low-carbon economy. Further information on the sustainability initiatives of the Group and its key relationships with stakeholders can also be found in the standalone Sustainability Report of the Group.

SUSTAINABILITY

The key sustainability mission of the Group is to create long-term value for stakeholders by aligning its sustainability objectives to the strategic development of its businesses. The Board of Directors (“the Board”) has the overall responsibility to ensure that sustainability issues are integrated into the operations, strategy and long-term development of the Group. It provides oversight of the sustainability performance of the Group through closely monitoring key sustainability matters and performance indicators, along with trends, risks, and opportunities that may impact the business development of the Group. Supported by the Sustainability Committee, leadership team (including executives and senior management), and sustainability working groups, the Board oversees the management approach to sustainability matters and the formulation of sustainability strategies.

A standalone Sustainability Report of the Company for 2025 was published alongside the 2025 Annual Report in April 2026 and included further information on the Group’s sustainability initiatives and their performance. It further discussed the abovementioned sustainability mission and strategies, management approach, progress of goals and targets, material quantitative data, as well as policies and key initiatives of the Group. Over the course of 2026, the Group continues to engage its stakeholders to identify areas for improvement in these sustainability fronts.

HUMAN RESOURCES

As at June 30, 2026, the Group employed approximately 1,790 (June 30, 2025: ~1,780) full time staff members. Staff costs for the six months ended June 30, 2026, including directors’ emoluments, totaled $94.7 million (H1-25: $84.0 million).

The Group fully recognizes the importance of high-quality employees in sustaining market leadership. Salary and benefits are kept at competitive levels, while individual performance is rewarded within the general framework of the salary, bonus and incentive system of the Group, which is reviewed annually. Employees are provided with a wide range of benefits that include medical coverage, provident funds and retirement plans, and long-service awards. The Group stresses the importance of staff development and provides training programs on an ongoing basis. Employees are also encouraged to play an active role in community care activities.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the period from January 1, 2026 to June 30, 2026, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the listed securities (including sale of treasury shares (within the meaning of the Hong Kong Listing Rules)) of the Company.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company strives to attain and maintain high standards of corporate governance best suited to the needs and interests of the Company and its subsidiaries as it believes that effective corporate governance framework is fundamental to promoting and safeguarding interests of shareholders and other stakeholders and enhancing shareholder value. Accordingly, the Company has adopted and applied corporate governance principles and practices that emphasize a quality Board, effective risk management and internal control systems, stringent disclosure practices, transparency and accountability as well as effective communication and engagement with shareholders and other stakeholders. It is, in addition, committed to continuously enhancing these standards and practices and inculcating a robust culture of compliance and ethical governance underlying the business operations and practices across the Group.

The Company has complied throughout the six months ended June 30, 2026 with all applicable code provisions of the Hong Kong Corporate Governance Code contained in Part 2 of Appendix C1 of the Hong Kong Listing Rules, as in force during the reporting period.

COMPLIANCE WITH THE SHARE DEALINGS CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Code on Dealings in Shares which is on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules as the code of conduct regulating Directors’ dealings in securities of the Company. In response to specific enquiries made, all Directors have confirmed that they have complied with the required standards set out in such code regarding their securities transactions throughout their tenure during the six months ended June 30, 2026.

REVIEW OF INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2026 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 – “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants for the Hong Kong filing. The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2026 have also been reviewed by the Audit Committee of the Company.

IMPORTANT EVENTS AFTER THE REPORTING DATE

Save as disclosed above, no important events affecting the Company occurred since June 30, 2026 and up to the date of this announcement.

PUBLICATION OF INTERIM RESULTS AND INTERIM REPORT

This interim results announcement is published on the websites of HKEX (www.hkexnews.hk), the London Stock Exchange (www.londonstockexchange.com), the US Securities and Exchange Commission (www.sec.gov) and the Company (www.hutch-med.com). The interim report of the Group for the six months ended June 30, 2026 will be published on the websites of HKEX and the Company in August 2026.

GLOSSARY

1L	=	First-line.
2L	=	Second-line.
3L	=	Third-line.
AACR	=	American Association for Cancer Research conference.
ADC	=	Antibody-drug conjugate.
ADS	=	American depositary shares, each of which represents five ordinary shares.
AIHA	=	Autoimmune hemolytic anemia.
AKT	=	Protein kinase B.
AML	=	Acute myeloid leukemia.
ASCO	=	American Society of Clinical Oncology conference.
ASH	=	American Society of Hematology conference.
AstraZeneca	=	AstraZeneca AB, a subsidiary of AstraZeneca plc.
ATTC	=	Antibody-targeted therapy conjugates.
BICR	=	Blinded independent central review.
BID	=	Twice a day.
BOC	=	Bank of China Limited.
BTK	=	Bruton’s tyrosine kinase.
CDMO	=	Contract Development and Manufacturing Organization.
CER	=

Constant exchange rate. We also report changes in performance at CER which is a non-GAAP measure. Please refer to “Use of Non-GAAP Financial Measures and Reconciliation” for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures.

CI	=	Confidence interval.
CLL	=	Chronic lymphocytic leukemia.
CMC	=	Chemistry, Manufacturing, and Controls.
CR+CRh	=	Combined complete remission + complete remission with partial hematologic recovery.
CRC	=	Colorectal cancer.
CSF-1R	=	Colony-stimulating factor 1 receptor.
DCR	=	Disease control rate.
DLBCL	=	Diffuse large B-cell lymphoma.
DoR	=	Duration of response.
DRR	=	Durable response rate.
EASI	=	Eczema area and severity index.
EGFR	=	Epidermal growth factor receptor.
EGFRm	=	Epidermal growth factor receptor mutated.
EHA	=	European Hematology Association.
ELCC	=	The European Lung Cancer Congress.
Eli Lilly	=	Lilly (Shanghai) Management Company Limited.
EMC	=	Endometrial cancer.
EORTC	=	European Organization for Research and Treatment of Cancer.
Epizyme	=	Epizyme, Inc., an Ipsen company.
epNET	=	Extra-pancreatic neuroendocrine tumor.
ESCC	=	Esophageal Squamous Cell Carcinoma.
ESG	=	Environmental, Social and Governance.
ESMO	=	European Society for Medical Oncology conference.
FDA	=	Food and Drug Administration.
FGFR	=	Fibroblast growth factor receptor.
FLT3	=	FMS-like tyrosine kinase 3.
FPI	=	First patient in.

GAAP	=	Generally Accepted Accounting Principles.
GC	=	Gastric cancer.
GMP	=	Good Manufacturing Practice.
HER2	=	Human Epidermal growth factor Receptor 2.
HKEX	=	The Main Board of The Stock Exchange of Hong Kong Limited.
HNSCC	=	Head and Neck Squamous Cell Carcinoma.
HR	=	Hazard Ratio.
IDH1/2	=	Isocitrate dehydrogenase-1 OR isocitrate dehydrogenase-2.
ICC	=	Intrahepatic cholangiocarcinoma.
IIT	=	Investigator-initiated trial.
ImageneBio	=	ImageneBio, Inc.
IND	=	Investigational new drug application.
In-market sales	=	Total sales to third parties provided by Eli Lilly (ELUNATE®), Takeda (FRUZAQLA®), AstraZeneca (ORPATHYS®) and HUTCHMED (ELUNATE®, SULANDA®, ORPATHYS® and TAZVERIK®).
Ipsen	=	Ipsen SA, parent of Epizyme, Inc.
IRC	=	Independent review committee.
ITP	=	Immune thrombocytopenia purpura.
JAMA	=	Journal of the American Medical Association.

LPR	=	Loan Prime Rate.
MAA	=	Marketing Authorisation Application.
mCRC	=	Metastactic colorectal cancer.
mDoR	=	median Duration of response.
MET	=	The ligand mesenchymal epithelial transition factor, or the gene named MET that encodes this ligand.
METex14	=	MET exon 14 skipping alteration.
mOS	=	median Overall survival.
mPFS	=	median Progression-free survival.
mTOR	=	Mechanistic target of rapamycin.
NCCN	=	National Comprehensive Cancer Network.
NDA	=	New Drug Application.
NET	=	Neuroendocrine tumor.
NHL	=	Non-Hodgkin lymphoma.
NMPA	=	China National Medical Products Administration.
NRDL	=	China National Reimbursement Drug List.
NSCLC	=	Non-small cell lung cancer.
ORR	=	Objective response rate.
OS	=	Overall survival.
PBOC	=	People’s Bank of China.
PD-1	=	Programmed cell death protein-1.
PDAC	=	Pancreatic ductal adenocarcinoma.
PFS	=	Progression free survival.
PI3K	=	Phosphatidylinositol 3-kinase.
PI3Kδ	=	Phosphoinositide 3-kinase-δ.
PIKK	=	Phosphatidylinositol 3-kinase-related kinase.
pMMR	=	Proficient mismatch repair.
pNET	=	Pancreatic neuroendocrine tumor.
R/R	=	Relapsed and/or refractory.
RAS	=	Rat sarcoma.
RCC	=	Renal cell carcinoma.
RMB or “renminbi”	=	The legal currency of the PRC.
RP2D	=	The recommended phase 2 dose.
S&A	=	Selling and administrative expenses.

SHPL	=	Shanghai Hutchison Pharmaceuticals Limited.
SLL	=	Small lymphocytic lymphoma.
sNDA	=	Supplemental New Drug Application.
SSA	=	Somatostatin Analogs.
Syk	=	Spleen tyrosine kinase.
Takeda	=	Takeda Pharmaceuticals International AG, a subsidiary of Takeda Pharmaceutical Company Limited.
TEAE	=	Treatment emergent adverse events.
TKI	=	Tyrosine kinase inhibitor.
TPO	=	Thrombopoietin.
TPO-RA	=	Thrombopoietin receptor agonists.
TRAE	=	Treatment-related adverse events.
VEGFR	=	Vascular endothelial growth factor receptor.
wAIHA	=	Warm autoimmune hemolytic anemia.

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN US$’000, EXCEPT SHARE DATA)

		June 30,	December 31,
	Note	2026	2025
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	3	106,557	71,330
Short-term investments	3	1,268,260	1,295,945
Accounts receivable	4	117,556	126,750
Other receivables, prepayments and deposits	5	20,196	21,773
Amounts due from related parties	17(ii)	—	10,415
Inventories	6	40,840	41,129
Total current assets		1,553,409	1,567,342
Property, plant and equipment		93,788	94,623
Investment in equity investees	7	11,020	10,865
Amounts due from related parties	17(ii)	44,021	41,381
Other non-current assets		34,189	38,886
Total assets		1,736,427	1,753,097
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	8	33,646	45,533
Other payables and accruals	9	197,627	208,892
Short-term bank borrowings	10	22,406	24,971
Deferred revenue	14	17,052	31,415
Other current liabilities		4,479	4,964
Total current liabilities		275,210	315,775
Long-term bank borrowings	10	72,102	68,189
Deferred revenue, non-current portion	14	10,578	20,132
Amounts due to related parties	17(ii)	5,687	6,325
Other non-current liabilities	11	97,882	91,414
Total liabilities		461,459	501,835
Commitments and contingencies	12

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 872,335,120 and 872,327,620 shares issued at June 30, 2026 and December 31, 2025 respectively		87,234	87,233
Additional paid-in capital		1,539,439	1,533,868
Accumulated losses		(362,715)	(378,643)
Accumulated other comprehensive loss		(3,182)	(4,532)
Total Company’s shareholders’ equity		1,260,776	1,237,926
Non-controlling interests		14,192	13,336
Total shareholders’ equity		1,274,968	1,251,262
Total liabilities and shareholders’ equity		1,736,427	1,753,097

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN US$’000, EXCEPT SHARE AND PER SHARE DATA)

			Six Months Ended June 30,
		Note	2026	2025
Revenue
Goods	— third parties		188,408	199,364
	— related parties	17(i)	798	727
Services	— commercialization — third parties		29,323	19,985
	— collaboration research and development — third parties		7,871	14,201
	Other collaboration revenue
	— royalties — third parties		35,566	31,310
	— licensing — third parties		16,321	12,090
	Total revenue	14	278,287	277,677
	Operating expenses
	Cost of goods — third parties		(127,275)	(147,601)
	Cost of goods — related parties		(382)	(391)
	Cost of services — commercialization — third parties		(24,501)	(19,585)
	Research and development expenses	15	(78,783)	(71,990)
	Selling expenses		(14,682)	(13,873)
	Administrative expenses		(31,795)	(27,751)
	Total operating expenses		(277,418)	(281,191)
			869	(3,514)
	Gain on divestment of an equity investee	16	—	477,456
	Other income, net		12,784	21,650
	Income before income taxes and equity in earnings of equity investees		13,653	495,592
	Income tax expense	18	(1,209)	(63,162)
	Equity in earnings of equity investees, net of tax		3,798	23,125
	Net income		16,242	455,555
	Less: Net income attributable to non-controlling interests		(314)	(601)
	Net income attributable to the Company		15,928	454,954
	Earnings per share attributable to the Company (US$ per share)
	— basic	19	0.02	0.53
	— diluted	19	0.02	0.52
	Number of shares used in per share calculation
	— basic	19	865,770,498	857,038,725
	— diluted	19	872,869,494	872,564,513

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED, IN US$’000)

	Six Months Ended June 30,
	2026	2025
Net income	16,242	455,555
Other comprehensive income
Foreign currency translation income	1,935	1,318
Total comprehensive income	18,177	456,873
Less: Comprehensive income attributable to non-controlling interests	(899)	(931)
Total comprehensive income attributable to the Company	17,278	455,942

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED, IN US$’000, EXCEPT SHARE DATA IN ’000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	Loss	Equity	Interests	Equity
As at January 1, 2025	871,601	87,160	1,517,526	(833,172)	(11,585)	759,929	11,924	771,853
Net income	—	—	—	454,954	—	454,954	601	455,555
Issuances in relation to share option exercises	510	51	1,049	—	—	1,100	—	1,100
Share-based compensation
Share options	—	—	1,549	—	—	1,549	3	1,552
Long-term incentive plan (“LTIP”)	—	—	7,811	—	—	7,811	1	7,812
	—	—	9,360	—	—	9,360	4	9,364
Divestment of an equity investee (Note 16)	—	—	(2,374)	—	5,107	2,733	—	2,733
Transfer between reserves	—	—	2,101	(2,101)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	988	988	330	1,318
As at June 30, 2025	872,111	87,211	1,527,662	(380,319)	(5,490)	1,229,064	12,859	1,241,923

As at January 1, 2026	872,328	87,233	1,533,868	(378,643)	(4,532)	1,237,926	13,336	1,251,262
Net income	—	—	—	15,928	—	15,928	314	16,242
Issuances in relation to share option exercises	7	1	18	—	—	19	—	19
Share-based compensation
Share options	—	—	969	—	—	969	2	971
LTIP	—	—	4,762	—	—	4,762	(45)	4,717
	—	—	5,731	—	—	5,731	(43)	5,688
Share of post-acquisition reserves of an equity investee	—	—	(178)	—	—	(178)	—	(178)
Foreign currency translation adjustments	—	—	—	—	1,350	1,350	585	1,935
As at June 30, 2026	872,335	87,234	1,539,439	(362,715)	(3,182)	1,260,776	14,192	1,274,968

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED, IN US$’000)

		Six Months Ended June 30,
	Note	2026	2025
Net cash generated from/(used in) operating activities	21	12,223	(72,894)
Investing activities
Purchases of property, plant and equipment		(5,630)	(9,267)
Proceeds from disposal of property, plant and equipment		5	6
Deposits in short-term investments		(1,268,260)	(1,301,767)
Proceeds from short-term investments		1,295,945	730,118
Proceeds from divestment of an equity investee	16	—	608,503
Acquisition of an intangible asset	20(i)	—	(10,000)
Net cash generated from investing activities		22,060	17,593
Financing activities
Proceeds from issuances of ordinary shares	13(i)	19	1,100
Proceeds from bank borrowings		2,972	8,221
Repayments of bank borrowings		(5,847)	—
Net cash (used in)/generated from financing activities		(2,856)	9,321
Net increase/(decrease) in cash and cash equivalents		31,427	(45,980)
Effect of exchange rate changes on cash and cash equivalents		3,800	2,741
		35,227	(43,239)
Cash and cash equivalents
Cash and cash equivalents at beginning of period		71,330	153,958
Cash and cash equivalents at end of period		106,557	110,719

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization and Nature of Business

HUTCHMED (China) Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group has research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sells its products mainly in the PRC, including Hong Kong and Macau. In addition, the Group has established international operations in the United States of America (the “US”) and Europe.

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited and the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”) are traded on the Nasdaq Global Select Market (“NASDAQ”).

Liquidity

As at June 30, 2026, the Group had accumulated losses of US$362,715,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at June 30, 2026, the Group had cash and cash equivalents of US$106,557,000, short-term investments of US$1,268,260,000 and unutilized bank borrowing facilities of US$43,038,000. Short-term investments are comprised of bank deposits maturing over three months.

Based on the Group’s operating and development plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance date of the interim unaudited condensed consolidated financial statements.

2.  Summary of Significant Accounting Policies

Basis of Presentation

The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the US (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements, but is condensed to the same degree as the interim condensed balance sheet data.

The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.

The preparation of interim unaudited condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.

Recent Accounting Pronouncements

Amendments that have been issued by the Financial Accounting Standards Board or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s condensed consolidated financial statements.

3.  Cash and Cash Equivalents and Short-term Investments

	June 30,	December 31,
	2026	2025

	(in US$’000)
Cash and Cash Equivalents
Cash at bank and on hand	65,408	57,317
Bank deposits maturing in three months or less	41,149	14,013
	106,557	71,330
Short-term Investments
Bank deposits maturing over three months (note)	1,268,260	1,295,945
	1,374,817	1,367,275

Note: The maturities for short-term investments ranged from 92 to 185 days and 91 to 186 days for the six months ended June 30, 2026 and the year ended December 31, 2025 respectively.

Certain cash and bank balances denominated in Renminbi (“RMB”), US dollar (“US$”) and UK Pound Sterling (“£”) were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government. Cash and cash equivalents and short-term investments were denominated in the following currencies:

	June 30,	December 31,
	2026	2025

	(in US$’000)
US$	1,326,744	1,327,608
RMB	46,466	37,997
Hong Kong dollar (“HK$”)	1,303	1,456
	£268	193
Others	36	21
	1,374,817	1,367,275

4.  Accounts Receivable

Accounts receivable from contracts with customers consisted of the following:

	June 30,	December 31,
	2026	2025

	(in US$’000)
Accounts receivable—third parties	117,206	126,529
Accounts receivable—related parties (Note 17(ii))	350	224
Allowance for credit losses	—	(3)
Accounts receivable, net	117,556	126,750

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

An aging analysis for accounts receivable—third parties based on the relevant invoice dates is as follows:

	June 30,	December 31,
	2026	2025

	(in US$’000)
Not later than 3 months	105,808	110,416
Between 3 months to 6 months	6,574	8,764
Between 6 months to 1 year	3,569	5,948
Later than 1 year	1,255	1,401
Accounts receivable—third parties	117,206	126,529

Movements on the allowance for credit losses:

	2026	2025

	(in US$’000)
As at January 1	3	70
Increase in allowance for credit losses	—	42
Decrease in allowance due to subsequent collection	(3)	(68)
Exchange difference	—	1
As at June 30	—	45

5.  Other Receivables, Prepayments and Deposits

Other receivables, prepayments and deposits consisted of the following:

	June 30,	December 31,
	2026	2025

	(in US$’000)
Prepayments	10,952	8,339
Interest receivables	5,136	6,095
Deposits	1,639	998
Purchase rebates	1,100	1,142
Value-added tax receivables	598	4,567
Others	771	632
	20,196	21,773

No allowance for credit losses has been made for other receivables, prepayments and deposits for the six months ended June 30, 2026 and the year ended December 31, 2025.

6.  Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	June 30,	December 31,
	2026	2025

	(in US$’000)
Raw materials	25,118	22,451
Finished goods	15,722	18,678
	40,840	41,129

7.  Investment in Equity Investees

Investment in equity investees mainly consisted of the following:

	June 30,	December 31,
	2026	2025

	(in US$’000)
Shanghai Hutchison Pharmaceuticals Limited (note (a))	6,574	5,140
ImageneBio, Inc. (note (b))	4,446	5,725
	11,020	10,865

Notes:

(a)	Shanghai Hutchison Pharmaceuticals Limited (“SHPL”) is a private company with no quoted market price available for its shares.
(b)	ImageneBio, Inc. is listed on NASDAQ.

8.  Accounts Payable

	June 30,	December 31,
	2026	2025

	(in US$’000)
Accounts payable — third parties	33,646	45,533

Substantially all accounts payable are denominated in HK$, RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

An aging analysis for accounts payable - third parties based on the relevant invoice dates is as follows:

	June 30,	December 31,
	2026	2025

	(in US$’000)
Not later than 3 months	28,926	38,944
Between 3 months to 6 months	1,775	5,080
Between 6 months to 1 year	1,896	502
Later than 1 year	1,049	1,007
Accounts payable — third parties	33,646	45,533

9.  Other Payables and Accruals

Other payables and accruals consisted of the following:

	June 30,	December 31,
	2026	2025

	(in US$’000)
Accrued research and development expenses	112,695	116,359
Accrued salaries and benefits	20,877	29,074
Accrued administrative and other general expenses	17,358	16,664
Accrued selling and marketing expenses	9,218	10,976
Accrued capital expenditures	7,797	11,590
Provision for other taxes and surcharges	5,879	5,510
Advances for inventory purchases	3,513	250
Amounts due to related parties (Note 17(ii))	1,967	1,918
Deposits	1,782	1,678
Deferred government grants	1,060	1,764
Others	15,481	13,109
	197,627	208,892

10.  Bank Borrowings

Bank borrowings consisted of the following:

	June 30,	December 31,
	2026	2025

	(in US$’000)
Current	22,406	24,971
Non-current	72,102	68,189
	94,508	93,160

The weighted average interest rate for outstanding bank borrowings for the six months ended June 30, 2026 and the year ended December 31, 2025 was 2.58% per annum and 2.73% per annum respectively. The carrying amounts of the Group’s outstanding bank borrowings as at June 30, 2026 and December 31, 2025 were denominated in RMB.

(i)  Short-term working capital loan facility

In October 2025, a bank extended a short-term unsecured working capital loan facility to a subsidiary in the amount of US$29,744,000 (RMB200,000,000) with an annual interest rate at the 1-year China Loan Prime Rate (“LPR”) less 0.89%. As at June 30, 2026 and December 31, 2025, US$18,165,000 (RMB122,142,000) and US$20,228,000 (RMB142,142,000) were drawn from the facility respectively.

(ii)  10-year fixed asset loan facility

In October 2021, a subsidiary entered into a 10-year fixed asset loan facility agreement with the bank for the provision of a secured credit facility in the amount of US$112,264,000 (RMB754,880,000) with an annual interest rate at the 5-year China LPR less 0.8% (which was supplemented in June 2022). This credit facility is guaranteed by the immediate holding company of the subsidiary and secured by the underlying leasehold land and buildings (Shanghai manufacturing facility). For the six months ended June 30, 2026 and the year ended December 31, 2025, US$2,899,000 (RMB19,610,000) and US$1,479,000 (RMB10,390,000) were repaid respectively, and cannot be further drawn from the facility. The outstanding bank borrowings were US$76,343,000 (RMB513,342,000) and US$72,932,000 (RMB512,496,000) as at June 30, 2026 and December 31, 2025 respectively.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	June 30,	December 31,
	2026	2025

	(in US$’000)
Not later than 1 year	22,406	24,971
Between 1 to 3 years	21,208	14,153
Between 3 to 4 years	15,850	14,572
Between 4 to 5 years	17,790	15,405
Later than 5 years	17,254	24,059
	94,508	93,160

As at June 30, 2026 and December 31, 2025, the Group had aggregate unutilized bank borrowing facilities of US$43,038,000 and US$41,248,000 respectively.

11.  Other Non-current Liabilities

Other non-current liabilities consisted of the following:

	June 30, 2026	December 31, 2025

	(in US$’000)
Provision for profit guarantee (Note 16)	83,612	79,957
Others	14,270	11,457
	97,882	91,414

12.  Commitments and Contingencies

The Group had the following capital commitments:

June 30,
2026
(in US$’000)
Property, plant and equipment
Contracted but not provided for	3,914

The Group does not have any other significant commitments or contingencies.

13.  Share-based Compensation

(i)   Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on April 24, 2015 (as amended on April 27, 2020) and such scheme has a term of 10 years. It expired in May 2026 and no further share options can be granted. A new share option scheme was adopted on May 12, 2026 (the “HUTCHMED Share Option Scheme”). Pursuant to the HUTCHMED Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

As at June 30, 2026, the aggregate number of shares issuable under the HUTCHMED Share Option Scheme was 43,616,756 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2026 was 23,093,022 ordinary shares. The Company will issue new shares for share options exercised. Additionally, the number of shares authorized but unissued was 627,664,880 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of ten years from the date of grant.

A summary of the Company’s share option activity and related information is as follows:

		Weighted	Weighted average
		average exercise	remaining	Aggregate
	Number of share	price in US$ per	contractual life	intrinsic value
	options	share	(years)	(in US$’000)
Outstanding at January 1, 2025	29,640,273	4.47	5.99	3,804
Granted (note)	1,493,435	3.27
Exercised	(726,525)	2.17
Cancelled	(1,423,610)	2.33
Expired	(3,309,340)	4.46
Outstanding at December 31, 2025	25,674,233	4.59	5.12	1,424
Exercised	(7,500)	2.50
Cancelled	(1,388,236)	3.61
Expired	(1,185,475)	5.44
Outstanding at June 30, 2026	23,093,022	4.60	4.51	5
Vested and exercisable at December 31, 2025	20,020,945	4.94	4.23	953
Vested and exercisable at June 30, 2026	19,802,670	4.79	3.90	5

Note: This was granted to an executive director in June 2025 where the number of share options exercisable is subject to certain performance targets based on a market condition covering the 3-year period from 2025 to 2027 which has been reflected in estimating the grant date fair value using the Monte Carlo simulation model. The grant date fair value of such award is US$1.17 per share. Vesting of such award will occur around March 2028 if the performance targets are met.

The following table summarizes the Company’s share options exercised:

	Six Months Ended June 30,
	2026	2025

	(in US$’000)
Cash received from share options exercised	19	1,100
Total intrinsic value of share options exercised	4	526

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s condensed consolidated statements of operations:

	Six Months Ended June 30,
	2026	2025

	(in US$’000)
Research and development expenses	835	1,206
Selling and administrative expenses	106	281
Cost of revenue	30	65
	971	1,552

As at June 30, 2026, the total unrecognized compensation cost was US$1,681,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 1.40 years.

(ii)   LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount excluding any cash elected payments. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, revenue and profitability. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, based on the actual achievement of performance targets, the amount previously recorded in the liability will be adjusted through share-based compensation expense. The Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Company using funds provided by the Company. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in ordinary shares equivalent) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)
As at January 1, 2025	16,717,458	60,924
Vested	(4,134,157)	(15,442)
As at December 31, 2025	12,583,301	45,482
Vested	(9,319,020)	(32,885)
As at June 30, 2026	3,264,281	12,597

For the six months ended June 30, 2026 and 2025, US$351,000 and US$2,086,000 of the LTIP awards were forfeited respectively based on the determined or estimated monetary amount as at the forfeiture date.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Six Months Ended June 30,
	2026	2025

	(in US$’000)
Research and development expenses	2,607	5,491
Selling and administrative expenses	1,275	1,811
Cost of revenue	109	389
	3,991	7,691
Recorded with a corresponding credit to:
Liability	431	630
Additional paid-in capital	3,560	7,061
	3,991	7,691

For the six months ended June 30, 2026 and 2025, US$1,157,000 and US$751,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at June 30, 2026 and December 31, 2025, US$143,000 and US$2,406,000 were recorded in liabilities respectively.

As at June 30, 2026, the total unrecognized compensation cost was approximately US$3,439,000, which considers expected performance targets and the amounts expected to vest, and will be recognized over the requisite periods.

14.  Revenue

The following table presents revenue disaggregated by contract type:

		Six Months Ended June 30, 2026
		Oncology/Immunology	Other Ventures	Total

		(in US$’000)
Invoiced Goods — Marketed Products		56,545	—	56,545
— Distribution		—	115,966	115,966
Services — Commercialization of Marketed Products		29,323	—	29,323
License & Collaborations	— Services	7,871	—	7,871
	— Royalties	35,566	—	35,566
	— Licensing	16,321	—	16,321
	— Manufacturing supply	16,695	—	16,695
		162,321	115,966	278,287

Third parties		162,321	115,168	277,489
Related parties (Note 17(i))		—	798	798
		162,321	115,966	278,287

		Six Months Ended June 30, 2025
		Oncology/Immunology	Other Ventures	Total

		(in US$’000)
Invoiced Goods — Marketed Products		47,744	—	47,744
— Distribution		—	134,230	134,230
Services — Commercialization of Marketed Products		19,985	—	19,985
License & Collaborations	— Services	14,201	—	14,201
	— Royalties	31,310	—	31,310
	— Licensing	12,090	—	12,090
	— Manufacturing supply	18,117	—	18,117
		143,447	134,230	277,677

Third parties		143,447	133,503	276,950
Related parties (Note 17(i))		—	727	727
		143,447	134,230	277,677

The following table presents liability balances from contracts with customers:

	June 30,	December 31,
	2026	2025

	(in US$’000)
Deferred revenue
Current — Oncology/Immunology segment (note (a))	16,994	31,362
Current — Other Ventures segment (note (b))	58	53
	17,052	31,415
Non-current — Oncology/Immunology segment (note (a))	10,578	20,132
Total deferred revenue (note (c) and (d))	27,630	51,547

Notes:

(a)

Oncology/ Immunology segment deferred revenue relates to unamortized upfront payments, invoiced amounts for royalties where the customer has not yet completed the in-market sale and advance consideration received for cost reimbursements which are attributed to research and development services that have not yet been rendered as at the reporting date.

(b)

Other Ventures segment deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.

(c)	Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

	June 30,	December 31,
	2026	2025

	(in US$’000)
Not later than 1 year	17,052	31,415
Between 1 to 2 years	5,661	11,314
Between 2 to 3 years	1,027	4,666
Between 3 to 4 years	898	859
Later than 4 years	2,992	3,293
	27,630	51,547

(d)	As at January 1, 2026, deferred revenue was US$51.5 million, of which US$31.6 million was recognized during the six months ended June 30, 2026.

15.  Research and Development Expenses

Research and development expenses are summarized as follows:

	Six Months Ended June 30,
	2026	2025

	(in US$’000)
Clinical trial related costs	30,722	38,019
Personnel compensation and related costs (note)	41,083	30,063
Other research and development expenses	6,978	3,908
	78,783	71,990

Research and development expenses include expenditures for collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners’ drug compounds. For the six months ended June 30, 2026 and 2025, the Group has incurred US$6.3 million and US$3.2 million respectively, related to such collaborative arrangements.

Note: Personnel compensation and related costs mainly included clinical and regulatory, discovery, chemistry, manufacturing and controls functions. A portion of these costs are absorbed in inventory costs based on commercial production and are not included in research and development expenses.

16. Gain on Divestment of an Equity Investee

On April 25, 2025, the Group completed the divestment of an aggregate 45% equity interest out of 50% in SHPL to third parties for cash consideration of US$608.5 million (RMB4.5 billion), including an aggregate 35% equity interest to two China-based private-equity funds (“PE Buyers”) and 10% equity interest to the parent company of the existing 50% SHPL joint venture partner. In regard to the sales and purchase agreements with the PE Buyers, they include a profit guarantee clause with contingent payments capped at US$103.5 million (RMB696 million) based on growth targets of SHPL’s net income after tax for the 3 years up to 2027. As of the date of disposal, the Group recognized a provision for profit guarantee of US$75.8 million, which was the present value of the estimated profit guarantee to the PE Buyers. As at June 30, 2026 and December 31, 2025, the provision for profit guarantee balance were US$83.6 million and US$80.0 million respectively.

The Group has the rights to nominate one director out of seven on SHPL’s board of directors, thus the Group continues to have significant influence and accounts for its remaining 5% equity interest in SHPL using the equity method of accounting.

For the six months ended June 30, 2025, the gain on divestment of an equity investee was as follows:

(in US$’000)
Proceeds	608,503
Less: Provision for profit guarantee	(75,829)
Interest accretion on provision for profit guarantee	(1,110)
Carrying amount of 45% equity interest in SHPL	(48,680)
Accumulated other comprehensive loss and reserves	(2,733)
Transaction costs and others	(2,695)
Gain on divestment of an equity investee	477,456
Less:Tax expenses	(61,133)
Gain on divestment of an equity investee, net of tax	416,323

17.  Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Six Months Ended June 30,
	2026	2025

	(in US$’000)
Sales to:
An equity investee	798	727
Purchases from:
An equity investee	1,038	1,795
Rendering of management services from:
An indirect subsidiary of CK Hutchison Holdings Limited (“CK Hutchison”)	564	519

(ii)	Balances with related parties included in:

	June 30,	December 31,
	2026	2025

	(in US$’000)
Accounts receivable — related parties
An equity investee (note (a))	350	224
Amounts due from related parties
An equity investee (note (b))	44,021	51,796
Other payables and accruals
Indirect subsidiaries of CK Hutchison (note (c) and (d))	1,890	1,840
An equity investee (note (a) and (e))	77	78
	1,967	1,918
Amounts due to related parties
An indirect subsidiary of CK Hutchison (note (d))	5,648	6,251
An equity investee (note (e))	39	74
	5,687	6,325

Notes:

(a)

Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities. No allowance for credit losses has been made for amounts due from related parties for the six months ended June 30, 2026 and year ended December 31, 2025.

(b)

As at June 30, 2026 and December 31, 2025, dividends receivable of US$44,021,000 and US$51,796,000 was included in amounts due from related parties respectively. As at June 30, 2026 and December 31, 2025, the non-current portion of US$44,021,000 and US$41,381,000 will be received no later than December 31, 2028.

(c)	Amounts due to indirect subsidiaries of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.
(d)

As at June 30, 2026 and December 31, 2025, a branding liability payable of US$1,538,000 was included in amounts due to related parties under other payables and accruals. As at June 30, 2026 and December 31, 2025, US$5,648,000 and US$6,251,000 of the branding liability payable was included in amounts due to related parties respectively.

(e)	Includes other deferred income representing amounts recognized from granting of commercial, promotion and marketing rights.

(iii)	Transactions with non-controlling shareholders of subsidiaries:

	Six Months Ended June 30,
	2026	2025

	(in US$’000)
Sales	21,972	26,991
Purchases	110	355
Distribution service fee	79	107

(iv)	Balances with non-controlling shareholders of subsidiaries included in:

	June 30,	December 31,
	2026	2025

	(in US$’000)
Accounts receivable	7,185	11,280
Accounts payable	11	90
Other payables and accruals	247	248

18.  Income Taxes

	Six Months Ended June 30,
	2026	2025

	(in US$’000)
Current tax
PRC	126	62,982
Others (note)	10	27
	136	63,009
Deferred income tax expense/(benefit)
PRC	862	(61)
Others (note)	211	214
	1,073	153
Income tax expense	1,209	63,162

Note: Others mainly include US and HK tax jurisdictions.

After the prospective adoption of ASU 2023-09, the reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the statutory tax rate of the Company against the Group’s income before income taxes and equity in earnings of equity investees is set out below. The statutory tax rate of HK is applied given that the Company satisfies the criteria for HK tax residency.

	Six Months Ended
	June 30, 2026
	(in US$’000)
Income before income taxes and equity in earnings of equity investees
PRC	2,386
US and others	54
HK	11,213
Income before income taxes and equity in earnings of equity investees	13,653
Tax calculated at the statutory tax rate of the Company	2,253	16.5%
Tax effects of:
Different tax jurisdictions
PRC
Changes in valuation allowances	5,690	41.7%
Preferential tax deduction	(9,213)	-67.5%
Preferential tax rate difference	(2,014)	-14.8%
Exchange difference	4,649	34.1%
Share-based payments	622	4.5%
Withholding tax on undistributed earnings of a PRC entity	379	2.8%
Other items	480	3.5%
US and other tax jurisdictions	212	1.6%
Non-taxable interest income	(3,856)	-28.2%
Non-deductible professional expenses	539	3.9%
Changes in valuation allowances	667	4.9%
Others	801	5.9%
Income tax expense	1,209	8.9%

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s income before income taxes and equity in earnings of an equity investee is as follows:

Six Months Ended
June 30, 2025
(in US$’000)
Income before income taxes and equity in earnings of an equity investee	495,592
Tax calculated at the statutory tax rate of the Company	81,773
Tax effects of:
Different tax rates applicable in different jurisdictions	2,115
Tax valuation allowance	7,783
Preferential tax rate difference	(865)
Preferential tax deduction and credits	(8,348)
Different tax rate applicable to gain from divestment of an equity investee	(17,647)
Expenses not deductible for tax purposes	5,146
Utilization of previously unrecognized tax losses	(65)
Withholding tax on undistributed earnings of a PRC entity	(66)
Income not subject to tax	(5,027)
Temporary difference	(1,762)
Others	125
Income tax expense	63,162

19.  Earnings Per Share

(i)   Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the period. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic earnings per share.

	Six Months Ended June 30,
	2026	2025
Weighted average number of outstanding ordinary shares in issue	865,770,498	857,038,725
Net income attributable to the Company (US$’000)	15,928	454,954
Basic earnings per share attributable to the Company (US$ per share)	0.02	0.53

(ii)  Diluted earnings per share

Diluted earnings per share is calculated by dividing the net income attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share options and LTIP awards issued by the Company using the treasury stock method.

	Six Months Ended June 30,
	2026	2025
Weighted average number of outstanding ordinary shares in issue	865,770,498	857,038,725
Effect of share options and LTIP awards	7,098,996	15,525,788
Weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding	872,869,494	872,564,513
Net income attributable to the Company (US$’000)	15,928	454,954
Diluted earnings per share attributable to the Company (US$ per share)	0.02	0.52

20.  Segment Reporting

The Group’s operating segments are Oncology/Immunology and Other Ventures.

Oncology/Immunology focuses on discovering, developing, and commercializing targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Oncology/Immunology is further segregated into two core business areas:

(a)

R&D: comprises research and development activities covering drug discovery, development, manufacturing and regulatory functions, out-licensing of in-house developed drugs, as well as administrative activities to support research and development operations; and

(b)	Marketed Products: comprises the invoiced sales, marketing, manufacture and distribution of drugs developed from research and development activities including out-licensed marketed products.

Other Ventures comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and healthcare products.

In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment mainly on the basis of headcount or usage, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The performance of the reportable segments is assessed based on segment net income/(loss) attributable to the Company.

(i)Segment information:

	Six Months Ended June 30, 2026
	Oncology/Immunology
		Marketed		Other
	R&D	Products	Subtotal	Ventures	Unallocated	Total

	(in US$’000)
Revenue from external customers	40,887	121,434	162,321	115,966	—	278,287
Cost of revenue	—	(40,350)	(40,350)	(111,808)	—	(152,158)
Research and development expenses	(78,783)	—	(78,783)	—	—	(78,783)
Selling expenses	—	(12,709)	(12,709)	(1,973)	—	(14,682)
Administrative expenses	(16,910)	(2,186)	(19,096)	(2,327)	(10,372)	(31,795)
Interest income	309	—	309	32	26,201	26,542
Interest expense	(1,049)	—	(1,049)	(210)	(166)	(1,425)
Equity in earnings of equity investees, net of tax	11	—	11	3,787	—	3,798
Income tax expense	(337)	(465)	(802)	(27)	(380)	(1,209)
Other segment items	(1,531)	(9,453)	(10,984)	396	(2,059)	(12,647)
Net (loss)/income attributable to the Company	(57,403)	56,271	(1,132)	3,836	13,224	15,928
Depreciation/amortization	(4,849)	(2,149)	(6,998)	(53)	(21)	(7,072)
Impairment (note)	—	(8,941)	(8,941)	—	—	(8,941)
Additions to non-current assets (other than financial instruments and deferred tax assets)	6,774	6	6,780	242	3	7,025

Note: On March 9, 2026, Ipsen S.A. announced the voluntary withdrawal of tazemetostat globally and the Group discontinued all tazemetostat commercial and development activities. Accordingly, the Group has fully impaired the related intangible asset and was included in Other income, net in the condensed consolidated statements of operations.

	Six Months Ended June 30, 2025
	Oncology/Immunology
		Marketed		Other
	R&D	Products	Subtotal	Ventures	Unallocated	Total

	(in US$’000)
Revenue from external customers	44,408	99,039	143,447	134,230	—	277,677
Cost of revenue	—	(38,223)	(38,223)	(129,354)	—	(167,577)
Research and development expenses	(71,990)	—	(71,990)	—	—	(71,990)
Selling expenses	—	(11,828)	(11,828)	(2,045)	—	(13,873)
Administrative expenses	(14,599)	(1,564)	(16,163)	(2,222)	(9,366)	(27,751)
Gain on divestment of an equity investee	—	—	—	—	477,456	477,456
Interest income	509	—	509	57	19,023	19,589
Interest expense	(1,033)	—	(1,033)	(257)	(175)	(1,465)
Equity in earnings of an equity investee, net of tax	—	—	—	23,125	—	23,125
Income tax expense	(394)	(67)	(461)	(481)	(62,220)	(63,162)
Other segment items	(2,612)	(74)	(2,686)	928	4,683	2,925
Net (loss)/income attributable to the Company	(45,711)	47,283	1,572	23,981	429,401	454,954
Depreciation/amortization	(5,602)	(422)	(6,024)	(51)	(43)	(6,118)
Additions to non-current assets (other than financial instruments and deferred tax assets)	5,649	10,000	15,649	150	—	15,799

	June 30, 2026
	Oncology/Immunology
		Marketed		Other
	R&D	Products	Subtotal	Ventures	Unallocated	Total

	(in US$’000)
Total assets	182,720	87,454	270,174	148,795	1,317,458	1,736,427
Property, plant and equipment	93,382	—	93,382	367	39	93,788
Right-of-use assets	6,159	—	6,159	726	445	7,330
Leasehold land	11,313	—	11,313	—	—	11,313
Goodwill	—	—	—	3,234	—	3,234
Investment in equity investees	4,446	—	4,446	6,574	—	11,020

	December 31, 2025
	Oncology/Immunology
		Marketed		Other
	R&D	Products	Subtotal	Ventures	Unallocated	Total

	(in US$’000)
Total assets	175,378	91,353	266,731	117,359	1,369,007	1,753,097
Property, plant and equipment	94,194	—	94,194	370	59	94,623
Right-of-use assets	1,451	—	1,451	918	658	3,027
Leasehold land	10,954	—	10,954	—	—	10,954
Intangible asset	—	8,941	8,941	—	—	8,941
Goodwill	—	—	—	3,112	—	3,112
Investment in equity investees	5,725	—	5,725	5,140	—	10,865

Unallocated mainly represent corporate expenses which include corporate administrative costs, corporate employee benefit expenses and the relevant share-based compensation expenses, net of interest income, as well as other one-off items. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

(ii)Geographic information:

	Six Months Ended June 30,
	2026	2025

	(in US$’000)
Revenue from external customers:
PRC	214,465	205,120
US and Others	63,822	72,557
	278,287	277,677

	June 30, 2026			December 31, 2025
	PRC	US and Others	Total	PRC	US and Others	Total

	(in US$’000)
Total assets	1,685,889	50,538	1,736,427	1,705,638	47,459	1,753,097
Property, plant and equipment	93,470	318	93,788	94,183	440	94,623
Right-of-use assets	6,880	450	7,330	2,489	538	3,027
Leasehold land	11,313	—	11,313	10,954	—	10,954
Intangible asset	—	—	—	8,941	—	8,941
Goodwill	3,234	—	3,234	3,112	—	3,112
Investment in equity investees	6,574	4,446	11,020	5,140	5,725	10,865

(iii)Other information:

A summary of customers which accounted for over 10% of the Group’s revenue for the six months ended June 30, 2026 and 2025 is as follows:

	Six Months Ended June 30,
	2026	2025

	(in US$’000)
Customer A	64,356	32,513
Customer B	63,822	72,557

Customer A and B are included in Oncology/Immunology.

21.  Note to Condensed Consolidated Statements of Cash Flows

Reconciliation of net income for the period to net cash generated from/(used in) operating activities:

	Six Months Ended June 30,
	2026	2025

	(in US$’000)
Net income	16,242	455,555
Adjustments to reconcile net income to net cash generated from/(used in) operating activities
Depreciation and amortization	7,072	6,118
Impairment of an intangible asset	8,941	—
Share-based compensation expense — share options	971	1,552
Share-based compensation expense — LTIP	3,991	7,691
Equity in earnings of equity investees, net of tax	(3,798)	(23,125)
Dilution loss of investment in ImageneBio, Inc.	1,107	—
Gain from divestment of an equity investee	—	(477,456)
Dividends received from SHPL	13,343	6,987
Changes in right-of-use assets	(4,187)	685
Other adjustments	(1,564)	1,921
Changes in operating assets and liabilities
Accounts receivable	9,197	8,596
Other receivables, prepayments and deposits	323	(4,943)
Amounts due from related parties	(764)	204
Inventories	222	2,095
Accounts payable	(11,887)	1,204
Other payables and accruals	(5,202)	(37,433)
Lease liabilities	3,720	(904)
Amounts due to related parties	(638)	142
Deferred revenue	(23,917)	(22,718)
Others	(949)	935
Total changes in operating assets and liabilities	(29,895)	(52,822)
Net cash generated from/(used in) operating activities	12,223	(72,894)

22.  Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a probable material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the periods in which the unfavorable outcome occurs, and potentially in future periods.

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. On October 21, 2021 (and a decision on costs and interest in December 2021), the Group was awarded an amount of US$37.7 million (RMB253.2 million) with interest of 5.5% per annum from the date of the award until payment and recovery of costs of approximately US$2.2 million (collectively the “Award”). On June 27, 2022, Luye provided the Group a bank guarantee of up to RMB286.0 million (subsequently updated to RMB335.2 million with validity extended to June 25, 2027) to cover the Award amounts, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award and subsequent appeals. On July 26, 2022, Luye’s application to set aside the Award was dismissed by the High Court with costs awarded in favor of the Group. On October 7, 2022, Luye filed a Notice of Appeal to the Court of Appeal and on June 6, 2023, the Court of Appeal heard Luye’s application to set aside the Award. On May 8, 2026, Luye’s application to set aside the Award was dismissed again, this time by the Court of Appeal with costs in favor of the Group. On June 5, 2026, Luye further applied to the Court of Appeal for leave to appeal to the Court of Final Appeal with the outcome pending. The legal proceedings are ongoing and as no Award amounts have been received as at the issuance date of these interim unaudited condensed consolidated financial statements, no Award amounts have been recognized and no adjustment has been made to Seroquel-related balances as at June 30, 2026. Such Seroquel-related balances include accounts receivable, accounts payable and other payables of US$1.1 million, US$0.9 million and US$1.2 million respectively.

23.  Subsequent Events

The Group evaluated subsequent events through July 30, 2026, which is the date when the interim unaudited condensed consolidated financial statements were issued.